EXHIBIT (a)(1)(i)

ON SEMICONDUCTOR CORPORATION

and certain of its subsidiaries listed in this offer to exchange

Offer to Exchange

Zero Coupon Senior Subordinated Notes due 2024, Series B

and an Exchange Fee

for Any and All Outstanding

Zero Coupon Senior Subordinated Notes due 2024

(CUSIP Nos. 682189 AA3 and 682189 AB1)

THE OFFER WILL EXPIRE AT 5 P.M., NEW YORK CITY TIME, ON JULY 19, 2006, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION DATE”). HOLDERS OF THE OLD NOTES MUST VALIDLY TENDER AND NOT VALIDLY WITHDRAW THEIR OLD NOTES PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO EXCHANGE THEIR OLD NOTES FOR THE NEW NOTES AND AN EXCHANGE FEE (AS DESCRIBED BELOW).

In exchange for each $1,000 principal amount of our outstanding Zero Coupon Senior Subordinated notes due 2024 (the “old notes”) that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in this offer to exchange (this “offer to exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), we and certain of our subsidiaries listed in this offer to exchange as guarantors of the new notes, which we refer to as the “guarantors,” hereby offer (i) $1,000 principal amount of our Zero Coupon Senior Subordinated Notes due 2024, Series B, (the “new notes” and, together, with the old notes, the “Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50. The offer to exchange the Notes (including payment of the Exchange Fee) pursuant to this offer to exchange and the related Letter of Transmittal is referred to herein as the “Offer.” Our obligation to consummate the Offer is contingent upon satisfaction or waiver of certain conditions, including receipt of tenders of a minimum of 70% in aggregate principal amount of the old notes.

The Offer will expire at 5 p.m., New York City time, on July 19, 2006 unless we extend, terminate, withdraw or amend it as set forth herein under “The Offer to Exchange—Conditions to the Offer.” We will announce any extension of the Offer by press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Tendered old notes may be withdrawn at any time until the Expiration Date.

The terms of the new notes are substantially similar to the terms of the old notes, with the following modifications:

•	Net Share Settlement Upon Conversion. The new notes will require us to settle all conversions at least partially in cash, rather than exclusively in shares of our common stock as is the case for the old notes. The minimum portion of our conversion obligation that will be settled in cash will equal the lesser of the principal amount of the new notes and their conversion value.

•	Conversion Rate Adjustment upon Certain Fundamental Changes. If specified “fundamental changes” occur prior to April 15, 2010, we will increase the conversion rate for a holder who elects to convert its new notes in connection with such a fundamental change upon conversion in certain circumstances.

•	Events Permitting Conversion. The circumstances under which the new notes will be convertible will differ from those under which the old notes are convertible.

•	Election of the Type of Consideration upon Certain Events. If certain specified corporate transactions occur and holders of shares of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the new notes shall have a reasonable opportunity to determine the form of reference property into which all of the new notes, treated as a single class, shall be convertible from and after the effective date of such transaction.

If we amend this Offer in any respect or waive any condition to the Offer, we will give written notice of the amendment or waiver to the Exchange Agent, will make a public announcement of the amendment or waiver promptly afterward and will extend the period during which old notes may be tendered or withdrawn as a result of any such amendment to the extent required by law.

The Offer is being conducted in reliance upon an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. As a result of the exchange, holders of the old notes that are not, and in the last three months have not been, affiliates of the Company will receive freely transferable new notes.

Our common stock is traded on the Nasdaq National Market under the symbol “ONNN.” On July 6, 2006, the closing sale price for our common stock on the Nasdaq National Market was $5.87.

THE OFFER IS DESCRIBED IN DETAIL IN THIS OFFER TO EXCHANGE, AND WE URGE YOU TO READ IT CAREFULLY, INCLUDING THE SECTION ENTITLED “RISK FACTORS,” BEGINNING ON PAGE 24 OF THIS OFFER TO EXCHANGE, FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU DECIDE TO PARTICIPATE IN THE OFFER.

Dated: June 20, 2006, as amended, July 7, 2006

As used in this offer to exchange, the “Company,” “we,” “us,” “our” or “our company” refer, as the context requires, to:

•	ON Semiconductor Corporation, together with its wholly owned direct subsidiaries, including Semiconductor Components Industries, LLC, and its wholly owned indirect subsidiaries;

•	solely in the context of our historical operations or results prior to our becoming an independent company as a result of our August 4, 1999 recapitalization, the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc.; and

•	ON Semiconductor Corporation as the issuer of the new notes.

The ON Semiconductor logo is a registered trademark of Semiconductor Components Industries, LLC

We and the guarantors are offering to sell, and are seeking offers to buy, the new notes only in jurisdictions where offers and sales are permitted. This offer to exchange does not constitute an offer to sell, or a solicitation of an offer to buy, any new note offered by this offer to exchange by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this offer to exchange nor any sale made under it implies that there has been no change in our affairs or that the information in this offer to exchange is correct as of any date after the date of this offer to exchange.

Neither our board of directors nor any other person is making any recommendation as to whether you should choose to tender and exchange your old notes for the new notes and no one has been authorized to make such a recommendation. You must make your own decision as to whether to tender your old notes, and, if so, the principal amount of the old notes to tender.

You should only rely on the information contained in this offer to exchange. We have not authorized anyone to provide information different from that contained in this offer to exchange. The contents of any websites referred to in this offer to exchange are not part of this offer to exchange.

We and the guarantors are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the Offer from the registration requirements of the Securities Act with respect to the exchange of the new notes for the old notes. We and the guarantors are also relying on Sections 18(a) and 18(b)(4)(C) of the Securities Act to exempt the Offer from state securities law requirements. Neither we nor the guarantors have any contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the exchange offer. In addition, neither our financial advisors nor any broker, dealer, salesperson, agent or any other person, is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Offer.

In making an investment decision, you must rely on your own examination of our company and the terms of the Offer, including the merits and risks involved. The new notes and the common stock issuable upon conversion of the new notes have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this offer to exchange. Any representation to the contrary is a criminal offense.

We have not filed a registration statement under the Securities Act, or any other federal or state securities laws with respect to the new notes that may be deemed to be offered by virtue of this Offer.

Notice to New Hampshire residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Any questions or requests for assistance concerning the Offer may be directed to Georgeson Shareholder Communications, Inc. (referred to herein as the “Information Agent”) at the address and telephone numbers set forth on the last page of this offer to exchange. Requests for additional copies of this offer to exchange, the Letter of Transmittal or any other related documents may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this offer to exchange. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Exchange Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers call Collect: (212) 440-9800

All Others Call Toll-Free: (866) 767-8989

The Exchange Agent for the Offer is:

Wells Fargo Bank, N.A

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, MN 55480

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

You must (1) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this offer to exchange and the purchase, offer or sale of the new notes and the common stock issuable upon conversion of the new notes and (2) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the new notes and the common stock issuable upon conversion of the new notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

See “Risk Factors” immediately following the summary of this offer to exchange for a description of some important factors relating to an investment in the new notes offered by this offer to exchange. We are not making any representation to you regarding the legality of an investment by you under appropriate investment or similar laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of a purchase of the new notes.

INFORMATION REGARDING OUR INDUSTRY

In this offer to exchange, we rely on and refer to information regarding the semiconductor industry and our competitors that has been prepared by industry research firms, including World Semiconductor Trade Statistics and VLSI Research, or compiled from market research reports, analyst reports and other publicly available information. All industry and total addressable market data that are not cited as being from a specified source are from World Semiconductor Trade Statistics.

All of our market share information presented in this offer to exchange refers to our total product revenues in our total addressable market, which comprises the following specific World Semiconductor Trade Statistics product categories: (1) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules and optoelectronics); (2) standard analog products (amplifiers, voltage regulators and references, comparators, ASSP consumer, ASSP computer, ASSP automotive and ASSP industrial and others); and (3) standard logic products (general purpose logic and MOS general purpose logic only). We believe that this information is reliable, but we have not independently verified it.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or phone number:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

investor@onsemi.com

(602) 244-3437

FORWARD-LOOKING STATEMENTS

This offer to exchange, including information incorporated into this document by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this offer to exchange and in the information incorporated into this offer to exchange by reference. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this offer to exchange are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross profit pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our SEC filings. See in particular the “Risk Factors” section of this offer to exchange. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this offer to exchange and other information in this offer to exchange and reports filed with the SEC before making any investment decision with respect to the new notes. If any of the trends, risks or uncertainties set forth in the “Risk Factors” section of this offer to exchange actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this offer to exchange certain information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, including any filings after the date of this offer to exchange, until we have sold all the securities to which this offer to exchange relates or the Offer is otherwise terminated. The information that we incorporate by reference is an important part of this offer to exchange. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent a statement contained in (1) this offer to exchange or (2) any other subsequently filed document that is incorporated by reference into this offer to exchange modifies or supersedes such statement.

We incorporate by reference into this offer to exchange the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on February 22, 2006 (the “Form 10-K”);

•	our Proxy Statement filed with the SEC on April 11, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on April 27, 2006 (the “Form 10-Q”);

•	our Current Reports on Form 8-K filed on January 10, 2006, February 17, 2006, February 28, 2006, March 16, 2006, March 29, 2006, April 10, 2006 (excluding the information in such report under Item 8.01 that was furnished pursuant to Regulation FD), April 11, 2006 (excluding the information in such report under Item 8.01 that was furnished pursuant to Regulation FD), May 19, 2006 (excluding the information in such report under Item 8.01 that was furnished pursuant to Regulation FD) and June 8, 2006; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on April 21, 2000.

SUMMARY

The following summary includes basic information about our company, the Offer and the new notes. It highlights material information in this offer to exchange and the related Letter of Transmittal but may not contain all of the information that is important to you. For a complete understanding of our company, the Offer and the terms of the new notes, we encourage you to read this entire offer to exchange, including the section entitled “Risk Factors,” the related Letter of Transmittal and our consolidated financial statements and the notes thereto. Industry or business terms used but not defined in this summary are defined in the “Business” section of our Form 10-K.

ON Semiconductor Corporation

We classify our products broadly as power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including computing, automotive electronics, consumer electronics, industrial electronics, wireless communications and networking. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio currently comprises approximately 30,800 products and we shipped approximately 27.9 billion units in 2005 and approximately 7.6 billion units in the first quarter of 2006, a 1.1 billion unit increase from the first quarter of 2005. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever-shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We have approximately 170 direct customers worldwide, and we also service approximately 318 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Intel, Motorola, Nokia, Philips, Siemens and Sony; (2) electronic manufacturing service providers, such as Flextronics, Jabil and Solectron; and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

We currently have major design operations in Arizona, Rhode Island, Texas, China, the Czech Republic, Korea and France, and we currently operate manufacturing facilities in Arizona, Oregon, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Our Products

Power Management and Standard Analog. One of the fastest growing sectors within the analog market is power management. We are a global supplier of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC/DC converters, AC/DC converters, linear regulators, pulse width modulation (PWM)/power factor modulation (PFM) controllers, power factor controller (PFC) pre-regulators and battery charging/management integrated circuits. Our products are engineered and manufactured to meet the power management needs of high-performance applications in the wireless, automotive and computing markets. Specifically in the computing market, we design controllers that meet the power requirements for today’s advanced microprocessors.

MOS Power Devices. We are a global supplier of power devices and ignition insulated gate bipolar transistors (IGBT’s). We have a complete power management portfolio of devices ranging from 8V up to 400V. Our products are engineered and manufactured to meet the power management needs of high-performance applications in the wireless, automotive and computing markets. We are advancing our portfolio to include multi-function integrated circuits (IC’s) and multi-chip modules for the automotive and computing markets.

High Frequency Clock and Data Management. Our high frequency clock and data management products consist primarily of high margin emitter-coupled logic products. We are the market leader in this area with a market share in excess of 75%. We design and deliver application-specific integrated circuits using advanced technologies that address the high-performance needs of networking infrastructure, advanced test equipment and high end computing. Our extensive clock and data management portfolio, led by our GigaComm family, is designed into state-of-the-art systems such as communication and networking switches, high-end servers, high-performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today’s advanced networks, including Asynchronous Transfer Mode (ATM), Enterprise Networks, Storage Area Networks (SAN) and Internet Protocol (IP) applications.

Standard Components. We are a global supplier of standard semiconductors. We have special competencies in manufacturing surface mount packages. Our broad product line includes MicroIntegration™, MiniGate™ logic, small signal transistors and diodes, zeners, rectifiers, standard logic integrated circuits, bipolar power transistors and thyristors. Standard components are essential in substantially all modern pieces of electronic equipment, including computers, printers, wireless communication devices, DVD and MP3 players, video game consoles and automotive navigation systems.

Sales, Marketing and Distribution

As of December 31, 2005, our global sales and marketing organization consisted of approximately 510 professionals operating out of 41 offices and serving customers in 51 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers’ needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our laboratories in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions.

Recent Developments

On May 15, 2006, we completed the purchase of LSI Logic Corporation’s Gresham, Oregon wafer fabrication facility and certain other semiconductor manufacturing equipment. As of that date, we had paid LSI Logic approximately $90 million of the purchase price, with the balance of approximately $16 million due within 90 days of May 15, 2006.

In April 2006, we completed an offering of approximately 11.2 million shares of our common stock, of which 660,265 shares were sold upon the exercise of an overallotment option by the underwriter of the transaction. We received approximately $76.5 million of net proceeds from the offering, which we used to pay a portion of the purchase price of the Gresham wafer fabrication facility.

THE OFFER

The terms and conditions of the Offer are summarized below. If you have questions, please call the Information Agent toll-free at its telephone number on the back cover of this offer to exchange.

Offerors	ON Semiconductor Corporation and certain of its subsidiaries, listed below under “Description of New Notes—General,” which we refer to as the “guarantors.”

Reasons for the Offer

The primary purpose of the Offer is to change the conversion settlement provisions of the old notes. We are making this change in response to the adoption by the Emerging Issues Task Force (“EITF”), of the Financial Accounting Standards Board (“FASB”) of EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” which, effective December 15, 2004, changed the accounting rules applicable to the old notes. The old notes are convertible only under the following circumstances: (1) during any fiscal quarter if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of old notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the old notes have been called for redemption; (4) after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the old notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes; or (5) upon the occurrence of certain corporate events. Prior to the adoption of EITF Issue No. 04-8, we would have included the shares underlying the old notes (if dilutive) in our calculation of diluted earnings per share only when one of such conditions was met. EITF Issue No. 04-8 requires us to apply the “if-converted” method to the old notes, requiring us to include the common stock issuable upon conversion of the old notes (26,490,074 shares) in our diluted shares outstanding for purposes of calculating diluted earnings per share regardless of whether the conditions to conversion have been met.

By committing to pay up to the principal amount of the new notes in cash upon conversion, we believe we will be able to account for the new notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if- converted” method prescribed by EITF Issue No. 04-8. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the new notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the new notes based on this calculation than would be included for the old notes under the “if-converted” method, when dilutive, our diluted earnings per share will be greater. We believe our earnings per share will be affected on a prospective basis from the date of exchange reflecting the weighted average effect of the number of old notes tendered. Assuming the Offer had been completed as of January 1, 2006 and 100% of the outstanding old notes were exchanged in the Offer, our diluted weighted average common shares outstanding would have reflected approximately 26.5 million less shares outstanding and our diluted earnings per share would have been approximately $0.13 per share in the first quarter of 2006, instead of our actual diluted earning per share of $0.12 per share. For a more detailed description of these changes, see “The Offer to Exchange—Purpose of the Offer.”

Further, if specified “fundamental changes” occur prior to April 15, 2010, we will increase the conversion rate for a holder who elects to convert its new notes in connection with such fundamental change upon conversion in certain circumstances. The new notes will also be subject to different conversion restrictions compared to the old notes. See “Description of New Notes—Conversion of New Notes.”

Differences between old notes and new notes	The terms of the new notes are substantially similar to the terms of the old notes, with the following modifications:

•        Net Share Settlement Upon Conversion. The new notes will require us to settle all conversions at least partially in cash, rather than in shares of our common stock as in the old notes. The minimum portion of our conversion obligation that will be settled in cash will equal the lesser of the principal amount of the new notes and their conversion value as described under “Description of New Notes—Conversion of New Notes—Payment upon Conversion.”

•        Conversion Rate Adjustment upon Certain Fundamental Changes. If specified “fundamental changes” occur prior to April 15, 2010, we will increase the conversion rate for a holder who elects to convert its new notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.”

•        Events Permitting Conversion. The circumstances under which the new notes will be convertible will differ from those under which the old notes are convertible as described under “Description of New Notes—Conversion of New Notes—.”

•        Election of the Type of Consideration upon Certain Events. If certain specified corporate transactions occur and holders of shares of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the new notes shall have a reasonable opportunity to determine the form of reference property into which all of the new notes, treated as a single class, shall be convertible from and after the effective date of such transaction. See “Description of New Notes—Conversion of New Notes—Treatment of Reference Property.”

Expiration Date; Extension

The Offer commenced on June 20, 2006 and will expire at 5 p.m., New York City time, on July 19, 2006, unless extended by us or terminated, withdrawn or amended as set forth in the section “The Offer to Exchange—Conditions to the Offer.” We will announce any extension of the Offer by press release no later than 9:00 a.m., New York City time, on the next Nasdaq National Market trading day after the previously scheduled Expiration Date.

Exchange Fee

We will pay holders whose old notes are exchanged for the new notes pursuant to the Offer a one-time cash payment equal to $2.50 per $1,000 principal amount of their old notes validly tendered and accepted for exchange. Payment of the Exchange Fee will be made by wire transfer submitted to the Exchange Agent, to the accounts specified in the Letter of Transmittal, promptly after the Expiration Date.

Terms of the exchange

We are offering to exchange $1,000 principal amount of the new notes plus an Exchange Fee for each $1,000 principal amount of the old notes validly tendered and accepted for exchange. The new notes will be issued in denominations of $1,000 and any integral multiple of $1,000. Holders of the old notes may tender all, some or none of their old notes, but only in denominations of $1,000 and any integral multiple of $1,000.

How to tender

Any beneficial holder desiring to tender the old notes pursuant to the Offer should request such beneficial owner’s custodian or nominee to effect the transaction for such beneficial owner. Participants in The Depository Trust Company, or DTC, may electronically transmit their acceptance of the Offer by causing DTC to transfer the old notes to the Exchange Agent in accordance with the procedures for transfer of DTC’s Automated Tender Offer Program, or ATOP. In addition, the Information Agent can answer questions regarding how to tender the old notes.

Withdrawal rights

Tendered old notes may be withdrawn at any time up until the Expiration Date. See “The Offer to Exchange—Withdrawal of Tenders.” Old notes that have been validly withdrawn may be retendered by following the procedures described under “The Offer to Exchange—Procedures for Tendering Old Notes” at any time on or prior to the Expiration Date.

Acceptance of tendered old notes

Subject to the terms of the Offer and upon satisfaction or waiver of the conditions thereto, we will accept for exchange and will promptly exchange all old notes validly tendered and not validly withdrawn prior to the Expiration Date. We will issue the new notes promptly after the Expiration Date. We will issue the new notes in exchange for the old notes that are accepted for exchange only after receipt by the Exchange Agent of (i) a timely book-entry confirmation of transfer of the old notes into the Exchange Agent’s DTC account, and (ii) a properly completed and executed Letter of Transmittal or an electronic confirmation pursuant to DTC’s ATOP system. See “The Offer to Exchange—Acceptance of the old notes and Delivery of the New Notes.”

Conditions to the Offer

The Offer is contingent upon the tender of a minimum of 70% in aggregate principal amount of the old notes. The Offer, however, is also conditioned upon satisfaction of certain other customary conditions. We reserve the right to waive any and all conditions to the Offer. See “The Offer to Exchange—Conditions to the Offer.” As of June 20, 2006, $260,000,000 aggregate principal amount of old notes was outstanding.

Amendment to the Offer

We reserve the right to accept any of the old notes tendered and to otherwise interpret or modify the terms of the Offer. If we amend this Offer in any respect or waive any condition to the Offer, we will give written notice of the amendment or waiver to the Exchange Agent, will make a public announcement of the amendment or waiver promptly afterward and will extend the period during which old notes may be tendered or withdrawn as a result of any such amendment to the extent required by law.

Use of proceeds; fees and expenses of the Offer

We will not receive any cash proceeds from the Offer. The old notes that are properly tendered and not validly withdrawn, and exchanged pursuant to the Offer, will be retired and canceled. We estimate that the total fees and expenses of the Offer (excluding the Exchange Fee) will be approximately $800,000. If all the old notes are exchanged for new notes, we will pay an aggregate of $650,000 in Exchange Fees. We will use funds from our general working capital to pay the Exchange Fee and the expenses of the Offer.

Tax consequences

We will take the position that the exchange of old notes for the new notes does not constitute a significant modification of the terms of the old notes. As a result, the new notes should be treated as a continuation of the old notes and there should be no United States federal income tax consequences to holders who participate in the Offer, except that holders will have to recognize the receipt of the Exchange Fee as ordinary income.

By participating in the Offer, each holder will be deemed to have agreed pursuant to the indenture governing the new notes to treat the exchange as not constituting a significant modification of the terms of the old notes. If, contrary to this position, the exchange of the old notes for the new notes is deemed to constitute a significant modification of the terms of the old notes for United States federal income tax purposes, the tax consequences to holders could be materially different. For a discussion of the material tax consequences of the exchange, see “Material U.S. Federal Income Tax Consequences.”

Deciding whether to participate in the Offer

Neither we nor our officers, directors or any other person are making any recommendation as to whether you should choose to tender and exchange your old notes for the new notes and no one has been authorized to make such a recommendation.

Holders of the old notes must make their own decisions as to whether to tender their old notes, and, if so, the principal amount of the old notes to tender, after reading this offer to exchange and the Letter of Transmittal and consulting with their advisors, if any, based on each holder’s financial position and requirements.

Information Agent	Georgeson Shareholder Communications Inc.

Exchange Agent	Wells Fargo Bank, N.A

Risk factors

Holders of the old notes should carefully consider the matters described under “Risk Factors,” as well as other information set forth in this offer to exchange and in the related Letter of Transmittal, before deciding to participate in the Offer.

Consequences of not exchanging the old notes

Following the consummation of the Offer, the liquidity of any trading market for the old notes not tendered for exchange, tendered and validly withdrawn or tendered and not accepted, could be adversely affected to the extent a significant number of old notes are validly tendered and accepted for exchange.

THE NEW NOTES

New Notes	Up to $260,000,000 principal amount of Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B.

Maturity Date	April 15, 2024, unless earlier redeemed, repurchased or converted.

Interest	We will not pay interest on the new notes nor will the principal amount of the new notes accrete.

Issuer	ON Semiconductor Corporation.

Guarantors	Certain of subsidiaries of ON Semiconductor Corporation, listed below under “Description of New Notes—General.”

Conversion

The new notes are convertible by holders into cash and shares of our common stock at a conversion rate of 101.8849 shares of common stock per $1,000 principal amount of new notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $9.815 per share of common stock.

Holders can convert their new notes under any of the following conditions:

•        during the five Business Day period immediately following any five consecutive Trading Day period (the “Measurement Period”) in which the Trading Price per $1,000 principal amount of the Notes for each day of such Measurement Period was less than 98% of the product of the Closing Sale Price and the applicable Conversion Rate on such Trading Day;

• upon the occurrence of specified corporate events described under “Description of New Notes—Conversion of New Notes—Conversion Upon Specified Corporate Transactions Condition”; or

• after March 15, 2010.

We will settle conversion of all new notes validly tendered for conversion in cash and shares of the Company’s common stock, if applicable, subject to our right to elect to pay the net share amount in cash. Subject to our right to elect to pay the net share amount in cash, we will settle each $1,000 principal amount of new notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, (1) cash equal to the sum of the daily cash amounts and (2) shares of the Company’s common stock, if any, equal to the sum of the daily share amounts (the “net share amount”), in each case for each of the 20 trading days during the related observation period. See “Description of New Notes—Conversion of New Notes—Payment upon Conversion.”

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

• cash (the “daily cash amount”) equal to the lesser of $50 and the daily conversion value relating to such day; and

•	if such daily conversion value exceeds $50, a number of shares of Company common stock (the “daily share amount”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of the Company’s common stock for such day.

If specified “fundamental changes” occur prior to April 15, 2010, we will increase the conversion rate for a holder who elects to convert its new notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.”

In addition, if certain specified corporate transactions occur and holders of shares of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the new notes shall have a reasonable opportunity to determine the form of reference property into which all of the new notes, treated as a single class, shall be convertible from and after the effective date of such transaction. See “Description of New Notes—Conversion of New Notes—Treatment of Reference Property.”

New Note Guarantees	The new notes will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by the guarantors.

Ranking

The new notes will be our general unsecured obligations, will be subordinated in right of payment to all of our existing and future senior indebtedness, will rank pari passu in right of payment with all of our existing and future senior subordinated indebtedness and will be senior in right of payment to all our existing and future subordinated obligations. The new notes also will be effectively subordinated to any of our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our foreign subsidiaries, which are not guaranteeing the new notes, and any future subsidiaries that do not guarantee the new notes.

The new note guarantees will be unsecured and subordinated in right of payment to all existing and future senior indebtedness of the new note guarantors, including all guarantees of the new note guarantors under senior indebtedness. The new note guarantees will rank equal in right of payment with all of the existing and future senior subordinated indebtedness of the new note guarantors and will be senior to all of the existing and future subordinated obligations of the new note guarantors.

Optional Redemption	Beginning on April 15, 2010, we may redeem the new notes, in whole or in part, for cash at a price of 100% of the principal amount. See “Description of New Notes—Optional Redemption by the Company.”

Repurchase at Option of the Holder upon a Designated Event

If a designated event (as described under “Description of New Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity of the new notes, you may require us to repurchase all or part of your new notes at a repurchase price equal to 100% of their principal amount.

Repurchase at Option of the Holder

You may require us to repurchase the new notes for cash at a repurchase price equal to 100% of the principal amount of such new notes on April 15 of 2010, 2014 and 2019. See “Description of New Notes—Repurchase at Option of the Holder.”

Transfer Restrictions

At the time of the Offer, certain old notes and the shares of common stock issuable upon conversion of such old notes are freely transferable because they have been resold pursuant to a resale shelf registration statement, or pursuant to the exemption from registration provided by Rule 144(k) under the Securities Act. As a result of the exchange, holders of the old notes that are not, and in the last three months have not been, affiliates of the Company will receive freely transferable new notes.

Nasdaq National Market Symbol	ONNN.

DIFFERENCES BETWEEN THE OLD NOTES AND THE NEW NOTES

The differences between the old notes and new notes are described in the table below, and except as set forth below, the terms of the new notes are substantially similar to those of the old notes. The table below is qualified in its entirety by the information contained in this offer to exchange and the documents governing the old notes and the new notes. For a more detailed Description of New Notes, see “Description of New Notes.”

	Old Notes	New Notes
Notes and principal amount	$260 million aggregate principal amount of Zero Coupon Senior Subordinated Notes due 2024.	Up to $260 million aggregate principal amount of Zero Coupon Senior Subordinated Notes due 2024, Series B.

Conversion of New Notes

Holders may surrender the old notes for conversion prior to the stated maturity, in multiples of $1,000 principal amount, only under the following circumstances:

•   during any fiscal quarter commencing after June 30, 2004, if the closing sale price of the Company’s common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter, provided that if the notes become convertible under the foregoing provision during any fiscal quarter, then the notes will remain convertible at all times thereafter until the maturity date; or

•   during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate; or

•   if the notes have been called for redemption; or

Holders may surrender the new notes for conversion prior to the stated maturity, in multiples of $1,000 principal amount, only under the following circumstances:

•   during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate;

•   upon the occurrence of specified corporate events described under “Description of New Notes—Conversion of New Notes—Conversion Upon Specified Corporate Transactions Condition”; or

•   after March 15, 2010.

	Old Notes	New Notes

•   after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services assigns an initial credit rating to the notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or in any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes; or

•   upon the occurrence of specified corporate events.

Payment upon conversion

The old notes may be converted into shares of our common stock at an initial conversion rate of 101.8849 shares per $1,000 principal amount of notes (representing an initial conversion price of $9.815), subject to adjustment.

We will settle conversion of any old notes in shares of our common stock, subject to our right to deliver cash in lieu of shares of our common stock.

The new notes may be converted into cash and shares of our common stock at an initial conversion rate of 101.8849 shares per $1,000 principal amount of notes (representing an initial conversion price of $9.815), subject to adjustment.

We will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, (1) cash equal to the sum of the daily cash amounts and (2) shares of the Company’s common stock, if any, equal to the sum of the daily share amounts (the “net share amount”), in each case for each of the 20 trading days during the related observation period. We will have the right to elect to deliver cash rather than shares in settlement of the net share amount. See “Description of New Notes—Conversion of New Notes—Payment upon Conversion.”

	Old Notes	New Notes

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•   cash (the “daily cash amount”) equal to the lesser of $50 and the daily conversion value relating to such day; and

•   if such daily conversion value exceeds $50, a number of shares of Company common stock (the “daily share amount”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily volume-weighted average trading price of the Company’s common stock for such day.

In addition, if certain specified corporate transactions occur and holders of shares of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the new notes shall have a reasonable opportunity to determine the form of reference property into which all of the new notes, treated as a single class, shall be convertible from and after the effective date of such transaction. See “Description of New Notes—Conversion of New Notes—Treatment of Reference Property.”

Conversion Rate Adjustment upon Certain Fundamental Changes	None.

If a fundamental change (as defined below) occurs prior to April 15, 2010, in which the consideration is not at least 90% common stock that either (1) is listed on, or immediately after such fundamental change will be listed on, a United States national securities exchange or (2) is approved, or immediately after

	Old Notes	New Notes
such fundamental change will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, if you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such fundamental change until the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of common stock.

Repurchase at option of the holder upon a designated event	If a designated event occurs prior to maturity of the old notes, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount.	Same.

Repurchase at option of the holder	You may require us to repurchase all or part of your notes on April 15 of 2010, 2014 and 2019 at a cash repurchase price equal to 100% of their principal amount. See “Description of New Notes—Repurchase at Option of the Holder.”	Same.

SUMMARY FINANCIAL AND OTHER DATA

The following table summarizes certain of our financial and other data for the periods indicated. We derived the statement of operations and cash flow data set forth below for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements incorporated by reference from our Form 10-K. We derived the statement of operations and cash flow data set forth below for the quarters ended April 1, 2005 and March 31, 2006 and the balance sheet data as of March 31, 2006 from our unaudited consolidated financial statements incorporated by reference from the Form 10-Q. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto included in the Form 10-K and the Form 10-Q, respectively.

	Year Ended December 31,			Quarter Ended
	2003	2004	2005	April 1, 2005	March 31, 2006
	(in millions, except per share data)
Statement of Operations Data:
Total revenues	$1,069.1	$1,266.9	$1,260.6	$302.4	$334.0
Gross profit	300.7	409.9	418.5	96.2	117.7
Research and development expense	85.5	94.4	93.7	23.1	23.6
Selling and marketing expense	63.0	73.8	79.3	19.3	21.0
General and administrative expense	69.2	72.2	74.6	20.4	20.2
Restructuring, asset impairments and other, net(1)	61.2	19.6	3.3	1.1	—
Operating income	15.9	149.9	167.6	32.3	52.9
Income (loss) before cumulative effect of accounting change(2)	(145.2)	(123.7)	103.5	14.8	40.4
Net income (loss)	(166.7)	(123.7)	100.6	14.8	40.4
Net income (loss) applicable to common stock(3)(4)	(176.4)	(135.1)	62.3	10.4	40.4
Basic net income (loss) per share of common stock(4)	$(0.94)	$(0.55)	$0.24	$0.04	$0.13
Diluted net income (loss) per share of common stock(4)	$(0.94)	$(0.55)	$0.21	$0.04	$0.12

	As of December 31, 2005	As of March 31, 2006
	(in millions)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$233.3	$251.3
Receivables, net	160.2	178.3
Inventories, net	169.5	175.1
Net working capital	202.0	251.2
Property, plant and equipment, net	438.5	450.0
Total assets	1,148.5	1,211.0
Total long-term debt (including current maturities)	1,067.0	1,062.0
Total stockholders’ deficit	(300.3)	(249.7)

	Year Ended December 31,			Quarter Ended
	2003	2004	2005	April 1, 2005	March 31, 2006
	(in millions)
Cash Flow Data:
Net cash provided by operating activities	$45.7	$38.4	$193.1	$36.2	$50.5
Net cash provided by (used in) investing activities	(55.2)	(150.6)	34.8	45.7	(30.8)
Net cash provided by (used in) financing activities	4.4	31.4	(99.6)	(10.1)	(2.0)

Other Data
Capital expenditures	59.8	81.8	46.1	9.0	31.7
Depreciation and amortization	127.8	102.1	99.0	25.1	23.5

(1)	Results of operations for the year ended December 31, 2003 include restructuring, asset impairments and other charges of $61.2 million and are comprised of $7.0 million to cover employee separation costs, $30.7 million of fixed asset impairments, $1.8 million of costs related to termination of contracts, $25.6 million of other non-cash impairment charges primarily related to developed technology from our acquisition of Cherry Semiconductor in 2000 and additional charges of $0.7 million, which were partially offset by a gain of $4.6 million relating to the sale of our Guadalajara, Mexico facility. Results of operations for the year ended December 31, 2004 include restructuring, asset impairments and other charges of $19.6 million and are comprised of $4.1 million to cover employee separation costs offset by the reversal of $1.3 million of employee separation costs reserve, $2.5 million of exit costs offset by the reversal of $1.0 million of cash exit costs reserve, $3.3 million of asset impairments associated with the East Greenwich, Rhode Island facility and the closure of the assembly and test operations in Roznov, the Czech Republic and $12.0 million related to loss on sale of fixed assets. Results of operations for the year ended December 31, 2005 include restructuring, asset impairment and other charges of $3.3 million and are comprised of $4.7 million to cover employee separation costs and $0.6 million of exist costs, which are partially offset by the reversal of $1.3 million of employee separation cost reserve, the reversal of $0.2 million of restructuring costs previously recorded and a $0.5 million gain on sale of fixed assets related to the sale of portions of land at East Greenwich, Rhode Island facility. Results of operations for the quarter ended April 1, 2005 include restructuring, asset impairment and other charges of $1.1 million, comprised of $1.3 million of employee separation charges and $0.3 million of cash exit costs related to the transfer of certain design center functions from Grenoble, France to Toulouse, France as well as $0.1 million of exit costs related to certain exit activities that were completed in connection with the shutdown of manufacturing operations in East Greenwich, Rhode Island that was announced in December 2003, partially offset by a gain on sale of land at East Greenwich of $0.5 million and the reversal of a $0.1 million reserve for cash exit costs related to the June 2002 restructuring activity that are no longer expected to be incurred. There were no restructuring, asset impairment or other charges during the first quarter of 2006.

(2)	During the second quarter of 2003, we changed our method of accounting for net unrecognized actuarial gains or losses relating to our defined benefit pension obligations. Historically, we amortized our net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. Effective January 1, 2003, we no longer defer actuarial gains or losses and will recognize such gains and losses during the fourth quarter of each year, which is the period in which our annual pension plan actuarial valuations are prepared. The impact of this change for periods prior to January 1, 2003 was a charge of $21.5 million, both before and after income taxes.

In 2005, we adopted FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” (“Statement 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The impact of the adoption of FIN 47 to our financial condition and results of operations was a charge of $2.9 million, net of an income tax benefit of $0.3 million, for the year ended December 31, 2005.

(3)	Net income (loss) applicable to common stock for the years ended December 31, 2005, 2004, and 2003, reflects the deduction of dividends on our redeemable preferred stock that was held by TPG ON Holdings LLC, an affiliate of Texas Pacific Group (or TPG), our controlling stockholder, until November 10, 2005. On November 10, 2005, we entered into a Conversion and Termination Agreement with an affiliate of TPG to convert its preferred stock into approximately 49.4 million shares of our common stock. To induce the conversion, we issued approximately 3.9 million additional shares of our common stock to such affiliate of TPG. Following the conversion, none of the authorized shares of preferred stock remained outstanding. Net income (loss) applicable to common stock for the years ended December 31, 2003, 2004 and 2005 and the quarter ended April 1, 2005, reflects the deduction of dividends of $9.2 million, $9.9 million, $9.2 million and $2.6 million, respectively; the accretion of the increase in redemption value of our redeemable preferred stock of $0.5 million in 2003, $1.5 million in 2004, $(1.0) million in 2005, of which $(0.1) million was attributable to the quarter ended April 1, 2005; the dividend from inducement shares issued upon conversion of convertible redeemable preferred stock of $20.4 million in 2005; and the allocation of undistributed earnings to preferred shareholders of $9.7 million in 2005, of which $1.9 million was allocated to the first quarter of 2005.

(4)	Subsequent to March 31, 2006, we issued 11,160,265 shares of our common stock in a registered public offering.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before purchasing our new notes.

Trends, Risks and Uncertainties Related to the Recent Acquisition of the Gresham, Oregon Manufacturing Facility

If we fail to retain the highly-skilled personnel currently employed at the Gresham, Oregon manufacturing facility, our ability to successfully integrate the facility and realize the benefits of the acquisition could deteriorate.

The success of the acquisition of the Gresham, Oregon manufacturing facility depends upon our ability to retain the highly skilled technical, managerial and operations personnel currently employed at the facility. We expect to make offers of continued employment to many of these skilled process-development engineers and other employees with operational expertise. If these employees do not accept our offer of employment, we may be required to spend significant resources engaging employees with similar expertise or may be unable to secure such employees at all. The loss of services of these employees could prevent us from introducing the high value-added products that can be manufactured on the Gresham manufacturing facility’s advanced technology platforms, mitigating the anticipated benefits of the acquisition.

In connection with the acquisition of the Gresham manufacturing facility, we will enter into a long-term supply contract with LSI, which may result in operating losses at the facility.

During the first two years following the consummation of the acquisition of the Gresham manufacturing facility, we will rely on LSI as the sole customer under a supply contract to meet minimum guaranteed revenue commitments. If we experience an increase in the cost of raw materials or lower than anticipated yields, or if we are unable to meet the cycle-time commitments called for by the contract, we may experience losses from operations at the facility.

We may experience difficulties in integrating and operating the Gresham manufacturing facility.

Our ability to achieve the benefits we anticipate from the acquisition of the Gresham manufacturing facility will depend in large part upon whether we are able to integrate this facility into our business in an efficient and effective manner and once integrated, operate the facility in this manner. We may not be able to integrate this facility smoothly or successfully, and the process may take longer than expected. The integration of the manufacturing facility following its acquisition will require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. We may encounter similar and additional difficulties as we continue to operate the facility post-integration. If we are unable to integrate and operate this facility successfully, we may be unable to realize the cost savings, revenue growth, gross margin improvement, earnings growth and other anticipated benefits we expect to achieve as a result of the acquisition and our business and results of operations could be adversely affected.

We may experience difficulties utilizing the additional capacity of the Gresham manufacturing facility in a cost-efficient manner.

After the expiration of our long-term supply contract with LSI, our ability to generate operating profits will depend upon our successful development of new products that can be produced using the technology of the Gresham manufacturing facility. Failure to successfully integrate new products into the Gresham manufacturing facility and failure to successfully market those new products could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have an adverse impact on our business and operating results.

The transition costs associated with the acquisition of the Gresham manufacturing facility may be greater than we anticipate.

In addition to the purchase price, we expect to incur significant one-time costs in connection with the acquisition of the Gresham manufacturing facility and the related integration of between $7.0 million and $12.0 million from 2006 to 2008. We also anticipate that the acquisition of the Gresham manufacturing facility will increase our fixed costs by between $90 million and $100 million annually. As a result, we expect that while our revenues will increase our gross margin percentage will be negatively impacted in 2006. The costs and liabilities actually incurred in connection with the acquisition and subsequent integration process may exceed those anticipated. Although we expect that the realization of efficiencies related to the acquisition may offset additional expenses over time and result in net cost savings, we cannot ensure that this net benefit will be achieved soon or at all.

The projections that we used in valuing the Gresham manufacturing facility were based upon assumptions that we believed to be reasonable. However, these assumptions may prove to have been incomplete or inaccurate, and our projections could differ materially from actual operating results.

Trends, Risks and Uncertainties Related to Our Business

We have experienced declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. Our total revenues for 2005 were $1,260.6 million, compared to $1,266.9 million for 2004 and $1,069.1 million for 2003, and were $334.0 million for the first quarter of 2006, compared to $302.4 million for the first quarter of 2005. We reported net income of $100.6 million in 2005 and incurred net losses of $123.7 million in 2004 and $166.7 million in 2003, and our net income was $40.4 million for the first quarter of 2006 as compared to net income of $14.8 million for the first quarter of 2005. Reduced end-user demand, price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business, and we may experience declines in revenue and operating losses in the future. In order to remain profitable, we must continue to successfully implement our business plan, including our cost reduction initiatives. However, we also currently face an environment of uncertain demand and pricing pressure in the markets our products address. We cannot assure you that we will be able to sustain our recent profitability.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, was severe and prolonged, and it is uncertain whether recent improvements in semiconductor industry performance will continue or whether such improvements will benefit us to the same extent as they benefit other industry participants. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we—like many of our customers and competitors—were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced demand for end-user products, underutilization of our manufacturing capacity and changes in our revenue mix could adversely impact our operating results in the near term.

Our gross profit is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross profits. As a percentage of total revenues, gross profit was 33.2% for 2005, compared to 32.4% for 2004 and 28.1% for 2003 and was 35.2% and 31.8% for the first quarters of 2006 and 2005, respectively. Gross profit improved in 2004 and 2005, in each case as a result of increased sales volume and cost savings from our profitability enhancement programs. Increased competition and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our profitability enhancement programs and cost reductions could adversely affect our business.

Between 2000 and the end of 2005, we implemented a number of cost reduction initiatives in response to the significant downturn in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. However, we cannot assure you that these cost reduction initiatives will, in and of themselves, help us sustain our profitability.

We recorded restructuring charges of $3.3 million in 2005 ($1.1 million of which we recorded in the first quarter of 2005), $19.6 million in 2004 and $61.2 million in 2003 to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments. The impact of these restructuring actions on our ability to compete effectively is subject to risks and uncertainties. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable factors that could adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) continue to aggressively manage, maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) expand further our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) reduce further the number of our product platforms and process flows; (6) rationalize our manufacturing operations; (7) relocate manufacturing operations or outsource to lower cost regions; (8) reduce selling and administrative expenses; (9) manage capital expenditures to forecasted production demands; (10) actively manage working capital; (11) develop new products in a more efficient manner; and (12) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict and terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations and sales of assets in the ordinary course of business, will be sufficient to meet our planned capital needs for the next 12 months. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate additional purchases of assets, businesses, products or technologies. As of March 31, 2006, we had $13.6 million of borrowing capacity available under our revolving credit facility. Subject to the restrictions contained in our senior bank facilities, we may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets, or otherwise impair our ability to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders or customer agreements and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During various periods in 2003, 2004 and 2005, short customer lead times prevailed given the overcapacity in the industry. These and other factors adversely affected our revenues during these periods.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories and presence in key markets; patent protection; and greater name recognition.

Because our components are often building block semiconductors that in some cases are integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing and information technology and equipment to remain competitive, the failure, inadequacy or delayed implementation of which could harm our ability to effectively operate our business.

Our capital expenditures were $46.1 million in 2005, $81.8 million in 2004, $59.8 million in 2003, and $31.7 million in the first quarter of 2006 and $9.0 million in the first quarter of 2005. We expect to spend approximately $215 million on capital expenditures in 2006, including up to approximately $106 million in connection with the acquisition of the Gresham manufacturing facility. We may be required to increase our future capital expenditures to meet increased demand.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We also may incur significant costs to implement new manufacturing and information technologies to increase our productivity and efficiency. Any such implementation, however, can be negatively impacted by failures or inadequacies of the new manufacturing or information technology and unforeseen delays in its implementation, any of which may require us to spend additional resources to correct these problems or, in some instances, to conclude that the new technology implementation should be abandoned. In the case of abandonment, we may have to recognize losses for amounts previously expended in connection with such implementation that have been capitalized on our balance sheet.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing or information technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers or if the existing downturn in the automotive market persists or deepens, our revenues and profitability could be adversely affected.

Product sales to our ten largest customers accounted in the aggregate for approximately 55%, 54%, 54% and 55% of our total revenues in 2005, 2004, 2003, and in the quarter ended March 31, 2006, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

Approximately 19% of our total revenues in 2005 and approximately 17% of our total revenues in the quarter ended March 31, 2006 were attributable to our various automotive customers. Certain of these automotive customers have been experiencing a downturn in their business, in part due to labor difficulties. On October 8, 2005, Delphi Corporation, one of our automotive customers, and certain of its U.S. subsidiaries commenced reorganization proceedings under Chapter 11 of the U.S. Federal Bankruptcy Code. In 2005 and also in the first quarter of 2006, our sales to Delphi accounted for less than 3% of our total annual revenues and approximately $5.4 million of our receivables due from Delphi as of March 31, 2006 are subject to collection pending resolution of the reorganization proceedings. There can be no assurance that other automotive customers will not also enter into reorganization proceedings or declare bankruptcy. We may have to change our revenue recognition practices from an accrual basis to a cash basis for these customers if the collection of accounts receivable from them is not reasonably assured, which would have an adverse impact on our profitability.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including AIT, ASE, KEC, MagnaChip, Phenitec and PSI, accounted for approximately 25%, 28% and 26% of our manufacturing costs in 2005, 2004 and 2003, respectively. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities or dilute our stockholders.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 23%, 60% and 16% of our total revenues in the first quarter of 2006, approximately 26%, 55% and 19% of our total revenues in the first quarter of 2005, approximately 24%, 60% and 16% of our total revenues in 2005, approximately 28%, 56% and 16% of our total revenues in 2004 and approximately 30%, 52% and 18% of our total revenues in 2003 were derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. At times, our stock price has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

Changes in stock option accounting rules may adversely impact our results of operations prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

Technology companies like ours have a history of using broad-based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” allowed companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” with a pro forma disclosure of the impact on net income (loss) of using the fair value recognition method. Prior to January 1, 2006, we elected to apply APB 25 and, accordingly, we generally did not recognize any expense prior to January 1, 2006 with respect to employee stock options as long as such options were granted at exercise prices equal to the fair value of our common stock on the date of grant. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123R, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. The guidance provides that employee stock options and employee stock purchase plan shares are included within the term “share-based compensation arrangements.” Public companies are required to apply SFAS No. 123R as of the first annual reporting period beginning after June 15, 2005. The cumulative effect of initially applying SFAS No. 123R, if any, is recognized as of the required effective date. We have adopted SFAS No. 123R using the modified prospective application method as defined by SFAS No. 123R and, accordingly, began recognizing compensation expense in the first quarter of 2006. In light of our adoption of FAS 123R, we and our compensation committee are re-evaluating our current incentive compensation strategies. Based on this re-evaluation, we may make changes to our policies and procedures regarding equity-based compensation. The adoption of SFAS No. 123R had and will continue to have an adverse impact on our results of operations as we will be required to expense the fair value of our share-based compensation arrangements rather than disclosing the impact on results of operations within our footnotes in accordance with the disclosure provisions of SFAS No. 123. This could negatively impact our future common stock price. In addition, this could impact our ability to utilize broad-based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications and we cannot assure you that:

•	any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our 1999 recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our former officers, current and former directors and various investment banking firms who acted as underwriters in connection with our initial public offering in May 2000.

In April 2002, the plaintiffs filed a consolidated, amended complaint that supercedes the individual complaints originally filed. The amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. On July 15, 2002, together with other issuer defendants, we filed a collective motion to dismiss the class action lawsuit. On February 19, 2003, the Court dismissed claims brought against us under the antifraud provisions of the securities laws with prejudice. However, the Court denied the motion to dismiss claims brought under the registration provisions of the securities laws. In addition, the parties have stipulated to the voluntary dismissal without prejudice of claims brought against the current and former directors and officers who were named as individual defendants in the litigation. In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation.

Consummation of the proposed settlement is conditioned upon obtaining approval by the Court. On September 1, 2005, the Court preliminarily approved the proposed settlement and directed that notice of the terms of the proposed settlement be provided to class members. On April 24, 2006, the Court held a fairness hearing, at which objections to the proposed settlement were heard. After the fairness hearing, the Court took under advisement whether to grant final approval to the proposed settlement. If this proposed settlement is ultimately approved by the Court, it would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

We are subject to litigation risks.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit. We are involved in a variety of routine legal matters that arise in the normal course of business. These matters typically fall into the following broad categories: those involving suppliers and customers, employment and labor, and intellectual property. We believe it is unlikely that the final outcome of these legal claims will have a material adverse effect on our financial position, results of operations or cash flows. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our financial position, results of operations or cash flows.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards including Section 404 of the Sarbanes-Oxley Act.

We are spending a significant amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including under Section 404 of the Sarbanes-Oxley Act of 2002, which requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered public accounting firm. We have completed this Section 404 process for 2005, and in doing so we were required to hire additional personnel and use outside advisory services and as a result we incurred additional accounting and legal expenses. We believe that our internal control over financial reporting was effective as of December 31, 2005; however, if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as specified by applicable SEC rules and regulations and/or other applicable standards, our ability to publish accurate financial statements on a timely basis could be jeopardized and our common stock price and our business could be affected in a material adverse manner.

We do not expect that our internal control over financial reporting and, more broadly, our disclosure controls and procedures will prevent and/or detect all errors and all fraud. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. That being said, a control procedure, no matter how well designed and operated can provide only reasonable, not absolute, assurance that objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, projections of any evaluation of effectiveness to future periods has risks, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. Further, these sorts of controls and procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our 1999 recapitalization. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based on information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. The threat or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the market in which we operate and our profitability. The terrorist attacks have caused instability in the global financial markets and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

Trends, Risks and Uncertainties Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of March 31, 2006, we had total long-term indebtedness of $1,062.0 million (including current maturities, but excluding unused commitments) and interest expense of $13.0 million and $14.6 million for the first quarters of 2006 and 2005, respectively, and $61.5 million for the year ended December 31, 2005. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;

•	engage in sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

In addition, our senior bank facilities require that we maintain or achieve a minimum consolidated EBITDA (as defined therein). Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. As of March 31, 2006, we had $13.6 million of borrowing capacity available under our revolving credit facility. On January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at any time the amount available under our revolving credit facility is less than $2.5 million. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Trends, Risks and Uncertainties Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition or other factors;

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $27.75 on the Nasdaq National Market on May 1, 2000 to a low of $0.89 on October 4, 2002. The last reported price of our common stock on July 6, 2006 was $5.87 per share.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

Sales in the public market of a substantial number of shares of common stock could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale.

TPG, as our principal stockholder, controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

On November 10, 2005, TPG ON Holdings LLC, an affiliate of TPG, our largest shareholder, converted its Series A cumulative preferred stock into approximately 49.4 million shares of common stock. We agreed to issue to TPG ON Holdings LLC inducement shares upon conversion representing an 8% share premium of approximately 3.9 million shares of our common stock. After the conversion of the preferred stock into common stock and the payment of the inducement shares, Texas Pacific Group and its affiliates’ beneficial ownership of the Company’s common stock equaled approximately 165.2 million shares. As of June 9, 2006, these shares represented 50.9% of the total voting power of our common stock. On June 22, 2006, affiliates of Texas Pacific Group established two trading plans that are intended to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934 for the sale of up to an aggregate of 30 million shares of our common stock during a six-month period commencing July 31, 2006. As a result, Texas Pacific Group, through its affiliates, will continue to be able to exercise substantial influence over:

•	election of all of our directors and, as a result, control of matters requiring board approval;

•	control of matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	control of and influence over our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

Trends, Risks and Uncertainties Relating to the Offer, the Old Notes and the New Notes

The net share settlement feature of the new notes may have adverse consequences.

The net share settlement feature of the new notes, as described under “Description of New Notes—Conversion of New Notes—Payment upon Conversion,” may present risks that do not exist in the case of the old notes. Specifically, this feature may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the net share conversion value of the new notes;

•	reduce our liquidity;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

The net share conversion value that you will receive upon conversion of the new notes, if convertible, will be equal to the product of the conversion rate then in effect and the average of the daily volume-weighted average price per share of our common stock for each of the 20 consecutive trading days beginning on the second trading day after the day the new notes are tendered for conversion. Accordingly, you will not be able to determine the net share conversion value at the time you tender your new notes for conversion. Except as described in the indenture governing the new notes, we will pay the net share conversion value in cash, up to the principal amount of the new notes being converted, and the residual net share conversion value, if any, in shares of our common stock valued at this 20-day average price per share. The indenture relating to the new notes provides for adjustments to the conversion rate only in certain circumstances.

If you do not exchange your old notes, there may be a substantially smaller public trading market for your old notes and the market price of your old notes may decline.

If the Offer is consummated, the trading and the liquidity of the market for the old notes may be significantly limited. As a result, any unexchanged old notes may trade at a discount to the price at which they would have traded if the transactions contemplated by this offer to exchange were not consummated, subject to the market for similar securities and other factors. We cannot assure you that an active market in the unexchanged old notes will exist or be maintained and we cannot assure you as to the prices at which the unexchanged old notes may be traded.

Our board of directors has not made a recommendation with regard to whether or not you should tender your old notes in the Offer nor have we obtained a third-party determination that the Offer is fair to holders of the old notes.

The new notes have terms substantially similar to the old notes, except as described herein. See “Description of New Notes.” The Offer has been approved by our board of directors. We are not, however, making a recommendation whether holders of the old notes should tender their old notes for exchange. We have not retained and do not intend to retain any unaffiliated representative to act on behalf of the holders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. We cannot assure holders of the old notes that the value of the new notes received in the Offer will in the future equal or exceed the value of the old notes tendered, and we do not take a position as to whether you should participate in the Offer.

The United States federal income tax consequences of the exchange of the old notes for the new notes are unclear.

We and each holder agree in the indenture governing the new notes to treat the exchange of the old notes for the new notes as not constituting a significant modification of the terms of the old notes for United States federal income tax purposes. Accordingly, we and each holder will take the position that the exchange of the old notes for the new notes should not be treated as an exchange of the old notes for United States federal income tax purposes. We cannot assure you that the Internal Revenue Service will agree with this position. If the exchange does not constitute an exchange of the old notes for United States federal income tax purposes, the new notes will be treated as a continuation of the old notes, and holders generally should not recognize any gain or loss as a result of the exchange except that holders will have to recognize the receipt of the Exchange Fee as ordinary income. If, contrary to this position, the exchange of the old notes for the new notes does constitute an exchange of the old notes for United States federal income tax purposes, the tax consequences to holders could be materially different. For more information, see “Material U.S. Federal Income Tax Consequences.”

The new notes and the new note guarantees are subordinated in right of payment to senior indebtedness.

The new notes will be unsecured and subordinated in right of payment to our existing and future senior indebtedness. The indenture governing the new notes will not limit the amount of additional indebtedness, including senior indebtedness, we or our subsidiaries can create, incur, assume or guarantee. As of March 31, 2006, we had total long-term indebtedness of $1,062.0 million (including current maturities, but excluding unused commitments) and interest expense of $13.0 million and $14.6 million for the first quarters of 2006 and 2005, respectively, and $61.5 million for the year ended December 31, 2005. In addition, upon default in payment with respect to certain of our senior indebtedness or an event of default with respect to this indebtedness permitting the acceleration thereof, we may be blocked from making payments on the new notes pursuant to the indenture. See “Description of New Notes—Ranking.”

Certain of our existing and future domestic subsidiaries will guarantee, on a joint and several basis, our obligations under the new notes on an unsecured and senior subordinated basis. Such guarantees will rank pari passu with the guarantees of certain of our existing and future domestic subsidiaries of our obligations under the 2024 new notes. However, the new note guarantees will be subordinated to the senior indebtedness of these new note guarantors. As of March 31, 2006, our new note guarantors had approximately $637.3 million of senior indebtedness outstanding (all of which consists of their direct obligations and guarantees under the senior bank facilities), all of which was secured.

Because the new notes and the new note guarantees are subordinated to our senior indebtedness and the senior indebtedness of our new note guarantors, respectively, in the event of our liquidation or insolvency or that of any new note guarantor, as the case may be, and in certain other circumstances as described in “Description of New Notes—Ranking,” we or the new note guarantors, as the case may be, will be permitted to make payment on the new notes or the new note guarantee, as applicable, only after our senior indebtedness or that of the new note guarantor, as applicable, has been paid in full. Furthermore, because some of our senior indebtedness is secured by our and our subsidiaries’ assets, in the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the new notes only after all of our secured debt, as well as our senior indebtedness, have been repaid in full from such assets. After paying our secured debt and other senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the new notes.

The new notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries other than the new note guarantors.

We are a holding company for the various subsidiaries that conduct our business on a worldwide basis. The new notes are effectively subordinated to the liabilities, including trade payables, of our subsidiaries other than the new note guarantors. If we or our non-guarantor subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the new notes could be adversely affected. As of March 31, 2006, our non-guarantor subsidiaries had liabilities of approximately $526.3 million. Our non-guarantor subsidiaries may also from time to time incur other additional debt and liabilities.

Your ability to enforce the guarantees of the new notes may be limited.

Although the new notes are our obligations, they will be unconditionally guaranteed on an unsecured senior subordinated basis by certain of our existing and future subsidiaries. The performance by each new note guarantor of its obligations with respect to its new note guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such new note guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a new note guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the new notes, and that, at the time of such incurrence, the new note guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant; (iii) was engaged in a business or transaction for which the assets remaining with such new note guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the new note guarantor’s obligations under its new note guarantee, recover payments made under the new note guarantee, subordinate the new note guarantee to other indebtedness of the new note guarantor or take other action detrimental to the holders of the new notes.

The measure of insolvency for these purposes will depend on the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the new note guarantees, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the new note guarantees, to the claims of all existing and future creditors on similar grounds. The new note guarantees also could be subject to the claim that, since the new note guarantees were incurred for our benefit and only indirectly for the benefit of the new note guarantors, the obligations of the new note guarantors under the new note guarantees were incurred for less than reasonably equivalent value or fair consideration.

There can be no assurance as to what standard a court would apply in order to determine whether a new note guarantor was “insolvent” upon the sale of the new notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent upon consummation of the sale of the new notes.

We are dependent upon our subsidiaries to service our debt.

Our assets consist primarily of the capital stock or other equity interests of our operating subsidiaries. Consequently, our cash flow and ability to service debt obligations, including the new notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by the subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in any instruments governing their indebtedness.

We may not have the funds necessary to finance the repurchase or conversion of the new notes or may otherwise be restricted from making such repurchase or conversion if required by holders pursuant to the indenture.

On April 15 of 2010, 2014 and 2019 and at any time prior to maturity following a “designated event” under the indenture, holders may require us to repurchase their new notes for cash. In addition, upon any conversion of the new notes, holders will have the right to receive at least a portion of the conversion consideration in cash. It is possible, however, that we will not have sufficient funds available at the time of any such repurchase or conversion to make the required cash payments. In addition, our debt agreements contain, and any future debt agreements could contain, provisions prohibiting such payments under certain circumstances, and a designated event allowing you to cause us to repurchase your new notes, or the occurrence of an event that allows you to convert your new notes, may constitute an event of default under one or more agreements governing our indebtedness. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing or converting the new notes when we become obligated to do so, we could seek the consent of the lenders to repurchase or convert the new notes or attempt to refinance the relevant indebtedness. If we did not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase or convert the relevant new notes, which would constitute an event of default under the indenture and in turn would constitute a default under the terms of our other indebtedness.

If an active trading market for the new notes does not develop, then the market price of the new notes may decline or you may not be able to sell your new notes.

We do not intend to list the new notes on any national securities exchange or automated dealer quotation system. If the new notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, the performance of our business and other factors. We do not know whether an active trading market will develop for the new notes. To the extent that an active trading market does not develop, a holder may not be able to resell the new notes or may only be able to sell them at a substantial discount.

The conditional conversion feature of the new notes could result in your not receiving the value of the common stock into which the new notes are convertible.

Prior to March 15, 2010, the new notes are convertible into cash and shares of our common stock, if applicable, subject to our right to elect to pay the net share amount in cash, only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your new notes would otherwise be convertible.

We expect that the trading value of the new notes will be significantly affected by the price of our common stock, which may be volatile.

Our common stock has experienced significant price and volume fluctuations. The market price of the new notes is expected to be significantly affected by the market price of our common stock as well as the general level of interest rates and our credit quality. This may result in a significantly greater volatility in the trading value of the new notes than would be expected for nonconvertible debt securities we issue. For a discussion of the factors that may result in volatility in the market price of our common stock, see “Risks Relating to Our Company.”

It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, could affect the price of our common stock.

The price of our common stock also could be affected by possible sales of our common stock by investors who view the new notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity that we expect to develop involving our common stock as a result of the issuance of the new notes. The hedging or arbitrage could, in turn, affect the trading prices of the new notes.

The conversion rate of the new notes may not be adjusted for all dilutive events.

The conversion rate of the new notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of New Notes—Conversion of New Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash that may adversely affect the trading price of the new notes or the common stock. There can be no assurance that an event that adversely affects the value of the new notes, but does not result in an adjustment to the conversion rate, will not occur.

You may have to pay taxes with respect to some distributions on our common stock that result in adjustments to the conversion rate.

The conversion rate of the new notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of New Notes—Conversion of New Notes—Conversion Rate Adjustments” and “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. In addition, non-U.S. holders of the new notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material U.S. Federal Income Tax Considerations.”

The adjustment to the conversion rate for new notes converted in connection with certain fundamental changes may not adequately compensate you for any lost value of your new notes as a result of such transaction.

If certain fundamental changes occur prior to April 15, 2010, we will increase the conversion rate by a number of additional shares of our common stock for new notes converted in connection with such fundamental change. The increase in the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” The adjustment to the conversion rate for new notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your new notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $16.00 per share or less than $7.55 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 132.4503 per $1,000 principal amount of new notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” The enforceability of our obligation to deliver the additional shares upon a fundamental change could be subject to general principles of reasonableness of economic remedies.

A change in control of ON Semiconductor may not constitute a “fundamental change” for purposes of the new notes.

The indenture contains no covenants or other provisions to afford protection to holders of the new notes in the event of a change in control of ON Semiconductor except to the extent described under “Description of New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change” and “Description of New Notes—Repurchase at Option of the Holder Upon a Designated Event” upon the occurrence of a fundamental change. However, the term “fundamental change” is limited and may not include every change in control event that might cause the market price of the new notes to decline. As a result, your rights under the new notes upon the occurrence of a fundamental change may not preserve the value of the new notes in the event of a change in control of ON Semiconductor. In addition, any change in control of ON Semiconductor may negatively affect the liquidity, value or volatility of ON Semiconductor’s common stock, negatively impacting the value of the new notes.

The new notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the new notes. However, if one or more rating agencies rates the new notes and assigns the new notes a rating lower than the rating expected by the investors, or reduce their rating in the future, the market price of the new notes and our common stock would be harmed.

If you hold new notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold new notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your new notes and, in limited cases, under the conversion rate adjustments applicable to the new notes. For example, in the event that an amendment is proposed to our Certificate of Incorporation requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	—	—	—	—	2.7x	4.2x

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component. Earnings for the years ended December 31, 2004, 2003, 2002 and 2001 were insufficient to cover fixed charges by $113.0 million, $136.3 million, $129.6 million and $368.8 million, respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003 during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2004:
First Quarter	$9.00	$6.35
Second Quarter	7.89	4.22
Third Quarter	4.00	2.57
Fourth Quarter	4.54	3.02
Year Ended December 31, 2005:
First Quarter	$4.90	$3.32
Second Quarter	5.00	2.88
Third Quarter	5.87	4.44
Fourth Quarter	6.18	4.33
Year Ended December 31, 2006:
First Quarter	$7.56	$5.77
Second Quarter (through July 6, 2006)	7.45	5.41

On June 9, 2006, there were approximately 240 holders of record of our common stock and 324,538,965 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

THE OFFER TO EXCHANGE

Purpose of the Offer

The primary purpose of the Offer is to change the conversion settlement provisions of the old notes. We are making this change in response to the adoption by the Emerging Issues Task Force (“EITF”), of the Financial Accounting Standards Board (“FASB”) of EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” which, effective December 15, 2004, changed the accounting rules applicable to the old notes. The old notes are convertible only under the following circumstances: (1) during any fiscal quarter if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of old notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the old notes have been called for redemption; (4) after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the old notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes; or (5) upon the occurrence of certain corporate events. Prior to the adoption of EITF Issue No. 04-8, we would have included the shares underlying the old notes (if dilutive) in our calculation of diluted earnings per share only when one of such conditions was met. EITF Issue No. 04-8 requires us to apply the “if-converted” method to the old notes, requiring us to include the common stock issuable upon conversion of the old notes (26,490,074 shares) in our diluted shares outstanding for purposes of calculating diluted earnings per share regardless of whether the conditions to conversion have been met.

By committing to pay up to the principal amount of the new notes in cash upon conversion, we believe we will be able to account for the new notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if- converted” method prescribed by EITF Issue No. 04-8. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the new notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the new notes based on this calculation than would be included for the old notes under the “if-converted” method, when dilutive, our diluted earnings per share will be greater. For a more detailed description of these changes, see “The Offer to Exchange—Purpose of the Offer.”

Further, if specified “fundamental changes” occur prior to April 15, 2010, we will increase the conversion rate for a holder who elects to convert its new notes in connection with such fundamental change upon conversion in certain circumstances. The new notes will also be subject to different conversion restrictions compared to the old notes. See “Description of New Notes—Conversion of New Notes.”

The Offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the Offer or the acceptance of it would not be in compliance with all applicable laws of such jurisdiction.

NEITHER WE NOR OUR BOARD OF DIRECTORS, OFFICERS OR ANY OF OUR OTHER REPRESENTATIVES MAKE ANY RECOMMENDATION TO THE HOLDERS OF THE OLD NOTES AS TO WHETHER OR NOT TO TENDER ALL OR ANY PORTION OF THE PRINCIPAL AMOUNT OF THEIR OLD NOTES. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OLD NOTES AND, IF SO, THE AMOUNT OF THE OLD NOTES TO TENDER. NONE OF OUR OFFICERS, DIRECTORS OR AFFILIATES BENEFICIALLY OWNS ANY OF THE OLD NOTES.

Terms of the Offer; Period for Tendering

This offer to exchange and the related Letter of Transmittal contain the terms and conditions of the Offer. Upon the terms and subject to the conditions included in this offer to exchange and in the related Letter of Transmittal, we will accept for exchange the old notes which are properly tendered prior to the Expiration Date, unless you have validly withdrawn them.

•	When you tender the old notes to us as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this offer to exchange and in the related Letter of Transmittal.

•	For each $1,000 principal amount of the old notes you tender and that we accept in the Offer, we will give you $1,000 principal amount of the new notes plus an Exchange Fee.

•	Any validly tendered old notes that we accept for exchange in the Offer will be retired and will not be reissuable.

•	You may tender all, some or none of your existing old notes, but you may only tender the old notes in denominations of $1,000 and any integral multiple of $1,000.

•	Our obligation to accept the old notes for exchange in the Offer is subject to the conditions described under “—Conditions to the Offer.”

•	The Offer expires at 5 p.m., New York City time, on July 19, 2006. We may, however, in our sole discretion, extend the period of time for which the Offer is open.

•	We will keep the Offer open for 20 business days, or longer if required by applicable law, including the date hereof.

•	We expressly reserve the right, at any time, to extend the period of time during which the Offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the Offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the Offer.

•	We expressly reserve the right to amend or terminate the Offer at any time prior to the Expiration Date, and not to accept for exchange any old notes, if any of the conditions of the Offer specified below under “—Conditions to the Offer” are not satisfied.

•	We will promptly give oral or written notice of any extension, amendment, waiver, termination or non-acceptance described above to holders of the old notes. If we amend this Offer in any respect or waive any condition to the Offer, we will give written notice of the amendment or waiver to the Exchange Agent, will make a public announcement of the amendment or waiver promptly afterward and will extend the period during which old notes may be tendered or withdrawn as a result of any such amendment to the extent required by law. If we extend the Expiration Date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next Nasdaq National Market trading day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a press release.

•	If we consider an amendment to the Offer to be material, or if we waive a material condition of the Offer, we will promptly disclose the amendment or waiver in a supplement to the offer to exchange, and if required by law, we will extend the Offer for a period of five to ten business days.

•	Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the Offer.

•	We intend to conduct the Offer in accordance with the applicable requirements of the Securities Exchange Act, and the applicable rules and regulations of the SEC.

Important Reservation of Rights Regarding the Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of the old notes tendered for exchange, including the Letter of Transmittal and the instructions to such Letter of Transmittal, will be determined by us in our sole discretion and our determination shall be final and binding absent manifest error.

•	We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes the acceptance of which might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the Offer as to any particular old notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender the old notes in the Offer. If we waive a condition with respect to any particular holder of the old notes, we will waive it for all holders of the old notes. Unless we agree to waive any defect or irregularity in connection with the tender of the old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Neither we, the Exchange Agent, the Information Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of the old notes for exchange. Neither we nor either of them shall incur any liability for failure to give any notification.

Conditions to the Offer

We are not obligated to accept the old notes for exchange and may take the actions listed below if, prior to the Expiration Date, in our reasonable judgment, any of the following events occur:

•	less than 70% in aggregate principal amount of the old notes is validly tendered in the Offer;

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner to the Offer is instituted or threatened that, based on the reasonable advice of counsel, has a reasonable likelihood of success and the relief sought, if obtained, would materially impair our ability to proceed with the Offer;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order, injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which would or might, based upon the reasonable advice of counsel, restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us. See “—Purpose of the Offer” above;

•	any general suspension of trading in, or limitation on prices for, securities, or any such suspension or limitation with respect to our securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in the United States financial markets generally;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•	a commencement of a war, act of terrorism or other national or international calamity, including without limitation, natural disasters and acts of God, directly or indirectly involving the United States, which would be expected to affect materially and adversely, or to delay materially, the completion of the Offer, as well as a material deterioration of any of these situations after commencement of the Offer;

•	any tender or exchange offer, other than this Offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

•	any event or events occur that have resulted or may result in a change in our business condition, income, operations, stock ownership or prospects and our subsidiaries, taken as a whole that would have a material adverse effect on us.

If any of the above events occur, we may:

•	terminate the Offer and promptly return all tendered old notes to tendering holders;

•	extend the Offer, subject to the withdrawal rights described in “—Withdrawal of Tenders” herein, and retain all tendered old notes until the extended Offer expires;

•	amend the terms of the Offer, which may result in an extension of the period of time for which the Offer is kept open; or

•	waive the unsatisfied condition, subject to any requirement to extend the period of time during which the Offer is open, and complete the Offer.

Legal Limitation

The above conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the Offer regardless of the circumstances giving rise to them. We may waive, in our discretion, any condition, in whole or in part, at any time prior to the Expiration Date of the Offer. Our failure at any time to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time prior to the Expiration Date of the Offer. Any determination by us concerning the conditions described above will be final and binding upon all parties.

If a stop order issued by the SEC is threatened or in effect with respect to the qualification of the indenture governing the new notes under the Trust Indenture Act of 1939, as amended (the “TIA”), we will not:

•	accept for exchange any old notes tendered; or

•	issue any new notes in exchange for the old notes.

Procedures for Tendering the Old Notes

Tender of the old notes held through a custodian

If you are a beneficial owner of the old notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian to tender the old notes on your behalf. Your custodian will provide you with its instruction letter which you must use to give these instructions.

Tender of the old notes held through DTC

To effectively tender the old notes that are held through DTC, DTC participants should transmit their acceptance through DTC’s ATOP for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message to the Exchange Agent for its acceptance. Delivery of tendered old notes must be made to the Exchange Agent pursuant to the book-entry transfer procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No Letters of Transmittal will be required to tender the old notes through DTC’s ATOP system.

In addition, the Exchange Agent must receive:

•	an electronic confirmation pursuant to DTC’s ATOP system indicating the aggregate principal amount of old notes to be tendered and any other documents required by the Letter of Transmittal; and

•	prior to the Expiration Date, a confirmation of book-entry transfer of such old notes into the Exchange Agent’s account at DTC, in accordance with the procedure for book-entry transfer described below.

Your old notes must be tendered by book-entry transfer. The Exchange Agent will establish an account with respect to the old notes at DTC for purposes of the Offer within two business days after the commencement of the Offer. Any financial institution that is a participant in DTC must make book-entry delivery of the old notes by having DTC transfer such old notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedures for transfer. Although your old notes will be tendered through the DTC facility, the Letter of Transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents must be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the back cover of this offer to exchange.

You or your broker must ensure that the Exchange Agent receives an agent’s message from DTC confirming the book-entry transfer of your old notes. An agent’s message is a message transmitted by DTC and received by the Exchange Agent that forms a part of the book-entry confirmation that states that DTC has received an express acknowledgment from the DTC participant tendering the old notes that such participant agrees to be bound by the terms of the Letter of Transmittal.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent.

If you are an institution that is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding old notes through a financial institution.

Do not send Letters of Transmittal or other Offer documents to us.

It is your responsibility to provide all necessary materials to the Exchange Agent before the Expiration Date. If the Exchange Agent does not receive all of the required materials before the Expiration Date, your old notes will not be validly tendered.

We will have accepted the validity of tendered old notes if and when we give oral or written notice of such acceptance to the Exchange Agent. The Exchange Agent will act as the new trustee’s agent for purposes of receiving the new notes from us. If we do not accept any tendered old notes for exchange because of an invalid tender or the occurrence of any other event, the Exchange Agent will return those old notes to you, without expense, promptly after the Expiration Date via book-entry transfer through DTC.

Acceptance of Old Notes and Delivery of the New Notes

If all of the conditions to the Offer are satisfied or waived prior to the Expiration Date, we will accept all old notes validly tendered and not validly withdrawn as of the Expiration Date and will issue the new notes and pay the Exchange Fee promptly after the Expiration Date. See “—Conditions to the Offer.” For purposes of the Offer, our giving of oral or written notice of our acceptance to the Exchange Agent will be considered our acceptance of the Offer.

In all cases, we will issue the new notes in exchange for old notes that are accepted for exchange only after timely receipt by the Exchange Agent of:

•	a book-entry confirmation of transfer of old notes into the Exchange Agent’s account at DTC using the book-entry transfer procedures described above;

•	properly completed and duly executed Letter of Transmittal or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	any other required documents.

The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the new notes from us, and will make the exchange promptly after the Expiration Date. Following this exchange the holders in whose names the new notes will be issuable upon exchange will be deemed the holders of record of the new notes.

The reasons we may not accept tendered old notes include:

•	the old notes were not validly tendered pursuant to the procedures for tendering; see “—Procedures for Tendering the Old Notes;”

•	we determine in our reasonable discretion that any of the conditions to the Offer have not been satisfied prior to the Expiration Date; See “—Conditions to the Offer;”

•	a holder has validly withdrawn a tender of old notes; see “—Withdrawal of Tenders;” or

•	we have, prior to the Expiration Date of the Offer, delayed or terminated the Offer; see “—Terms of the Offer; Period for Tendering.”

If we do not accept any tendered old notes for any reason included in the terms and conditions of the Offer, we will return any unaccepted or non-exchanged old notes tendered by book-entry transfer into the Exchange Agent’s account at DTC using the book-entry transfer procedures described above, and non-exchanged old notes will be credited to an account maintained with DTC promptly after the Expiration Date or termination of the Offer, as applicable.

Old notes which are not tendered for exchange or are tendered but not accepted in connection with the Offer will remain outstanding and remain subject to the indenture governing the old notes.

Any validly tendered old notes accepted for exchange in the Offer will be retired and will not be reissuable.

Payment of the Exchange Fee

We will pay holders whose old notes are exchanged for new notes pursuant to the Offer a one-time cash payment equal to $2.50 per $1,000 principal amount of their old notes validly tendered and accepted for exchange. Payment of the Exchange Fee will be made by our deposit of funds, by wire transfer submitted to the Exchange Agent, to the accounts specified in the Letter of Transmittal, so that the payment of the Exchange Fee may be made to delivering holders promptly after the Expiration Date.

Consequences of Not Exchanging Old Notes

If the Offer is consummated, old notes that are not tendered, or are tendered but not accepted in the Offer, will remain outstanding. The old notes will continue to have the benefit of the indenture governing the unexchanged old notes but not the benefit of the indenture governing the new notes. However, any trading market for unexchanged old notes could become significantly limited due to the reduction in the amount of old notes outstanding after completion of the Offer, which may adversely affect the market price and price volatility of the old notes. See “Risk Factors—Risks Related to the Offer, the Old Notes and the New Notes.”

Withdrawal of Tenders

You may withdraw your tender of old notes at any time prior to the Expiration Date, or any subsequent date to which we extend the Offer. You may also withdraw your tender of old notes at any time after August 15, 2006 if we have not accepted your old notes for exchange. Holders who wish to exercise their right of withdrawal with respect to the Offer must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission, which notice must be received by the Exchange Agent on or prior to the Expiration Date at its address set forth on the back cover of this offer to exchange. In order to be valid, a notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	specify the CUSIP and ISIN numbers of the old notes to be withdrawn and aggregate amount of old notes to be withdrawn, if not all of the old notes are tendered by the holder;

•	contain a statement that you are withdrawing your election to have your old notes exchanged; and

•	specify, on the notice of withdrawal, the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility, if you tendered your old notes in accordance with the procedure for book-entry transfer described above.

A valid withdrawal of tendered old notes on or prior to the Expiration Date shall be deemed a valid revocation of the tender of old notes. Validly withdrawn old notes may be retendered by following the procedures described under “—Procedures for Tendering the Old Notes” above at any time on or prior to the Expiration Date.

Tenders of any old notes will automatically be withdrawn if the Offer is terminated without any such old notes being exchanged thereunder or otherwise provided herein. In the event of termination of the Offer, the old notes tendered pursuant to the Offer will be returned to the tendering holder promptly. If we are delayed in our acceptance for exchange of any old notes or if we are unable to accept for exchange old notes pursuant to the Offer for any reason, then, without prejudice to our rights hereunder, tendered old notes may be retained by the Exchange Agent on our behalf, and may not be withdrawn, subject to Rule 14e-1 of the Exchange Act, which requires that an offeror pay the consideration offered or return the old notes deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer.

Any attempted withdrawal of previously tendered old notes other than in accordance with the provisions described above will not constitute a valid withdrawal of such tender.

All questions as to form and validity (including time of receipt) of any delivery or revocation of a tender will be determined by us, in our sole discretion, which determination will be final and binding.

None of us, the Exchange Agent, the Information Agent, the trustee or any other person will be under any duty to give notification of any defect or irregularity in any delivery or revocation of a tender or incur any liability for failure to give any such notification.

Exchange Agent and Information Agent

Wells Fargo Bank, N.A has been appointed to act as the exchange agent for the Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the addresses set forth on the back cover of the Letter of Transmittal.

Georgeson Shareholder Communications Inc. will act as information agent with respect to this Offer and assist us with the distribution of this offer to exchange and the other exchange materials. Questions and requests for assistance, requests for additional copies of this offer to exchange or of the Letter of Transmittal should be directed to the Information Agent at the address set forth on the back cover of this offer to exchange. The Information Agent will receive customary compensation for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations. The fees received by the Information Agent and the Exchange Agent will not be based on the aggregate principal amount of old notes tendered in the Offer.

Fees and Expenses

We will pay the reasonable and customary fees and reasonable out-of-pocket expenses of each of Wells Fargo Bank, N.A and Georgeson Shareholder Information Services, Inc. in their capacities as Exchange Agent and Information Agent, respectively. In addition, we will pay the reasonable legal, accounting, and trustee-related fees and expenses. We will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of old notes under the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes, except that holders who instruct us to register the new notes in the name of, or request that old notes not tendered or not accepted in the Offer be returned to, a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

DESCRIPTION OF NEW NOTES

Definitions of certain terms used in this Description of New Notes may be found under “Certain Definitions.” For purposes of this section, the references to “Company,” “we,” “our” or “us” refers only to ON Semiconductor Corporation and not any of its subsidiaries.

The new notes are to be issued under an indenture among the Company, the new note guarantors and Wells Fargo Bank, N.A., as Trustee (the “Indenture”). You may request a copy of the Indenture from the Trustee.

The following description is a summary of the material provisions of the new notes and the Indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, including the definitions of certain terms used in the Indenture. Wherever particular provisions or defined terms of the Indenture or form of new note are referred to, these provisions or defined terms are incorporated in this offer to exchange by reference. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of new notes.

General

The new notes:

•	will be general unsecured debt of the Company;

•	will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company, including any old notes not exchanged in the Offer and the 2025 notes;

•	will be senior in right of payment to all future Subordinated Obligations of the Company;

•	will be effectively subordinated to all existing and future Secured Indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not guaranteeing the new notes, and any other future subsidiaries of the Company that do not guarantee the new notes.

The new notes will be guaranteed by each of the following subsidiaries of the Company:

•	Semiconductor Components Industries, LLC,

•	SCG (Malaysia SMP) Holding Corporation,

•	SCG (Czech) Holding Corporation,

•	SCG (China) Holding Corporation,

•	Semiconductor Components Industries Puerto Rico, Inc.,

•	Semiconductor Components Industries of Rhode Island, Inc.,

•	SCG International Development LLC, and

•	Semiconductor Components Industries International of Rhode Island, Inc.

The new note guarantees:

•	will be general unsecured obligations of each new note guarantor;

•	will be subordinated in right of payment to all existing and future Senior Indebtedness of each new note guarantor;

•	will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of each new note guarantor, including such new note guarantor’s guarantee of the 2025 notes;

•	will be senior in right of payment to all existing and future Subordinated Obligations of each new note guarantor;

•	will be effectively subordinated to all existing and future Secured Indebtedness of each new note guarantor to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not guaranteeing the new notes, and any other future subsidiaries of the Company that do not guarantee the new notes.

Upon fulfillment of the conditions described under “—Conversion of New Notes—Conversion Upon Satisfaction of Trading Price Condition” and “—Conversion of New Notes—Conversion Upon Specified Corporate Transactions Condition,” and at any time on or after March 15, 2010, the new notes may be converted at an initial conversion rate of 101.8849 shares of the Company’s common stock per $1,000 principal amount of new notes (equivalent to a conversion price of approximately $9.815 per share of the Company’s common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described under “—Conversion of New Notes—Conversion Rate Adjustments.” We will settle conversions of all new notes validly tendered for conversion in cash and shares of the Company’s common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant 20 trading-day observation period as described under “—Conversion of New Notes—Payment Upon Conversion,” subject to our right to pay the net share amount (as defined under “—Conversion of New Notes—Payment Upon Conversion”) in additional cash.

The new notes will be limited to $260,000,000 aggregate principal amount, except as provided in the next paragraph. The new notes will be issued only in denominations of $1,000 and multiples of $1,000. The new notes will mature on April 15, 2024 unless earlier converted, redeemed or repurchased. We will not pay interest on the new notes nor will the principal amount of the new notes accrete.

Neither we nor any of our subsidiaries will be subject to any financial covenants under the Indenture. In addition, neither we nor any of our subsidiaries are restricted under the Indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control except to the extent described below under “—Conversion of New Notes—Adjustment to Shares Delivered Upon a Fundamental Change” and “—Repurchase at Option of the Holder Upon a Designated Event.”

We will maintain an office where we will pay the principal on the new notes and you may present the new notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the Trustee.

Conversion of New Notes

Prior to March 15, 2010, you may convert any of your new notes, in whole or in part, only upon the satisfaction of the conditions described under “—Conversion of New Notes—Conversion Upon Satisfaction of Trading Price Condition” or “—Conversion Upon Specified Corporate Transactions Condition.” On and after March 15, 2010, you may convert any of your new notes, in whole or in part, at any time prior to the close of business on the business day immediately preceding the final maturity date of the new notes, subject to prior redemption or repurchase of the new notes, regardless of the satisfaction of the conditions referenced above.

The consideration that you will receive upon conversion of your new notes will be determined by multiplying the number of $1,000 principal amount of new notes you convert (such number being the aggregate principal amount of these new notes divided by $1,000) by the conversion rate on the date of conversion. You may convert your new notes in part so long as such part has a principal amount of $1,000 or an integral multiple of $1,000. The initial conversion rate for the new notes is 101.8849 shares of common stock per $1,000 principal amount of new notes, subject to adjustment as described below, which represents an initial conversion price of $9.815 per share.

If we call new notes for redemption, you may convert the new notes only until the close of business on the second business day immediately preceding the redemption date, unless we fail to pay the redemption price. If you have submitted your new notes for repurchase (whether upon a designated event or otherwise), you may convert your new notes only if you validly withdraw your repurchase election in accordance with the terms of the Indenture. We will not issue fractional shares upon conversion of new notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below under “—Payment Upon Conversion”) of the Company’s common stock on the last day of the applicable observation period. At the Company’s option, the Company may issue one share of its common stock instead of paying cash in lieu of fractional shares.

For a discussion of your tax treatment upon conversion, see “Material U.S. Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your new notes for conversion into the Company’s common stock during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of new notes, as determined following a request by a holder of new notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate.

The “trading price” of the new notes on any date of determination means the average of the secondary market bid quotations obtained by the Trustee for $2,000,000 principal amount of the new notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the Trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Trustee, that one bid shall be used. If the Trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the new notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of new notes will be deemed to be less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the Trustee shall have no obligation to determine the trading price of the new notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of new notes would be less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate. At such time, we shall instruct the Trustee to determine the trading price of the new notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of new notes is greater than or equal to 98% of the product of the closing sale price of the Company’s common stock and the conversion rate.

Conversion Upon Specified Corporate Transactions Condition

If the Company elects to:

•

distribute to all holders of the Company’s common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at less than the average of the closing sale prices of the Company’s common stock for the 10 trading days immediately preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of the Company’s common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the Company’s common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your new notes for conversion at any time until the earlier of the close of business on the second business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if you will otherwise participate in the distribution on an as-converted basis in your capacity as a noteholder without conversion, nor will you have an ability to convert pursuant to this provision.

In addition, if the Company is a party to a consolidation, merger, binding share exchange or sale of all or substantially all of its assets, in each case pursuant to which the Company’s common stock would be converted into cash, securities or other property, you may surrender your new notes for conversion at any time from and after the date which is 30 scheduled trading days prior to the anticipated effective date of the transaction until and including the related fundamental change repurchase date (or, if such transaction does not constitute a fundamental change (as defined under “—Repurchase at Option of the Holder Upon a Designated Event”), until and including the date which is 15 days after the earlier of (a) the actual effective date of such transaction or (b) the date that we announce that the transaction will not take place). At the effective date of such transaction, your right to convert a new note into cash and the Company’s common stock will be changed into a right to convert it into cash and reference property as described under “Treatment of Reference Property.” If the transaction also constitutes a designated event (as defined under “—Repurchase at Option of the Holder Upon a Designated Event”), you can require us to repurchase all or a portion of your new notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert your new note, you must:

•	complete and manually sign the conversion notice on the back of the new note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the new note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

The date you comply with these requirements is the “conversion date” under the Indenture. If your interest is a beneficial interest in a global new note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global new note.

Payment Upon Conversion

We will settle conversion of all new notes validly tendered for conversion in cash and shares of the Company’s common stock, if applicable, subject to our right to elect to pay the net share amount in cash. Subject to our right to elect to pay the net share amount in cash, we will settle each $1,000 principal amount of new notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, (1) cash equal to the sum of the daily cash amounts and (2) shares of the Company’s common stock, if any, equal to the sum of the daily share amounts (the “net share amount”), in each case for each of the 20 trading days during the related observation period.

The “observation period” with respect to any new note means the 20 consecutive trading-day period beginning on and including the third trading day after you deliver your conversion notice to the conversion agent or, if we have elected to pay the net share amount in cash, the trading day after the last day of the conversion retraction period.

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash (the “daily cash amount”) equal to the lesser of $50 and the daily conversion value relating to such day; and

•	if such daily conversion value exceeds $50, a number of shares of Company common stock (the “daily share amount”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of the Company’s common stock for such day.

Instead of delivering shares of the Company’s common stock in satisfaction of our obligation to deliver the net share amount (or reference property, if applicable, following specified corporate events) upon conversion of new notes, we may elect to deliver an additional amount of cash. The amount would be equal to the sum of the amount, if any, by which the daily conversion value exceeds $50 for each of the 20 trading days during the related observation period.

We will inform the holders through the trustee if we choose to satisfy our obligation to deliver the net share amount upon conversion with additional cash, as follows:

•	if we have called the new notes for redemption, in our notice of redemption;

•	if a designated event has occurred, in our notice of the designated event; and

•	in all other cases, no later than two trading days following the conversion date.

If we do not give any notice within the time periods described as to how we intend to settle, we will satisfy our obligation to deliver the net share amount only in shares of the Company’s common stock (and cash in lieu of fractional shares). We will treat in the same manner all holders converting (1) after we have given a redemption notice and prior to the corresponding redemption date, (2) after we have given a designated event notice and prior to the corresponding designated repurchase date or (3) on the same trading day. Subject to the foregoing, we will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. That is, for holders converting on any trading day, we may choose to settle the net share amount in cash and shares of the Company’s common stock only and for holders converting on another trading day, choose to settle exclusively in cash.

If we elect to satisfy any portion of our obligation to deliver the net share amount in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the three trading day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the “conversion retraction period.”

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the daily VWAP of the Company’s common stock (or the consideration into which the Company’s common stock has been converted in connection with certain corporate transactions) for such day.

The “daily VWAP” for the Company’s common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ONNN <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of the Company’s common stock on such trading day as our board of directors determines in good faith using a volume-weighted method, which determination shall be conclusive). The daily VWAP of any reference property (as defined under “—Treatment of Reference Property”) will be determined in a corresponding manner.

We will deliver cash in lieu of any fractional shares of the Company’s common stock issuable in connection with payment of the amounts above (based on the closing sale price of the Company’s common stock on the last day of the applicable observation period). At our option, we may issue one share of the Company’s common stock instead of paying cash in lieu of fractional shares.

The “closing sale price” of the Company’s common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) as reported by the Nasdaq National Market, or if the Company’s common stock is not quoted on the Nasdaq National Market, then as reported on such date in composite transactions for the principal United States national or regional securities exchange on which the Company’s common stock is traded or, if the Company’s common stock is not listed on a United States national or regional securities exchange or quoted on the Nasdaq National Market, then as reported by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	the Company issues common stock as a dividend or distribution on the Company’s common stock;

•	the Company issues to all holders of common stock rights or warrants to purchase the Company’s common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at a price less than the average of the closing sale prices of the Company’s common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	the Company subdivides or combines the Company’s common stock;

•	the Company distributes to all holders of the Company’s common stock shares of the Company’s capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

•	the Company or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for the Company’s common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of the Company’s common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

Upon the occurrence of an event requiring that the Company adjust the conversion rate, the Company will cause to be filed with the trustee and mailed to each holder at his address appearing on the trustee’s securities register, as promptly as possible but in any event at least ten days prior to the applicable date, a notice setting forth the nature of the event requiring such adjustment.

If the Company distributes capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Company’s common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If the Company distributes cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of the Company’s common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of the Company’s common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the Company’s common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

To the extent that the Company has a rights plan in effect upon conversion of the new notes, you will receive, in addition to any shares of the Company’s common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if the Company distributed to all holders of the Company’s common stock, shares of the Company’s capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

We may, from time to time, to the extent permitted by law, increase the conversion rate if the board of directors of the Company has made a determination that this increase would be in the best interests of the Company. Any such determination will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if the Company’s board of directors deems it advisable to avoid or diminish any income tax to holders of the Company’s common stock resulting from any stock or rights distribution.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material U.S. Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of the Company’s common stock or convertible or exchangeable securities or rights to purchase the Company’s common stock or convertible or exchangeable securities.

Treatment of Reference Property

In the event of:

•	any reclassification of the Company’s common stock;

•	a consolidation, merger or combination involving the Company; or

•	a sale or conveyance to another person or entity of all or substantially all of the property and assets of the Company;

in which holders of the Company’s common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your new notes you will be entitled thereafter to convert your new notes into:

•	cash up to the aggregate principal amount thereof; and

•	instead of the shares of the Company’s common stock otherwise deliverable in satisfaction of the net share amount, the same type (in the same proportions) of consideration received by holders of the Company’s common stock in the relevant event (“reference property”), subject to our right to elect to pay the net share amount in additional cash.

The amount of cash and any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, in the event holders of shares of Company common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the new notes shall have a reasonable opportunity to determine the form of reference property into which all of the new notes, treated as a single class, shall be convertible from and after the effective date of such transaction. This provision does not limit the rights of holders in the event of a fundamental change, including our obligation to increase the conversion rate by the additional number of shares in connection with a conversion. The determination: (i) will be made by holders representing a plurality of new notes participating in such determination, (ii) will be subject to any limitations to which all of the holders of shares of the Company’s common stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of: (a) the deadline for elections to be made by holders of shares of the Company’s common stock, and (b) two trading days immediately preceding the anticipated effective date of such transaction.

Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change

If a fundamental change (as defined under “—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to April 15, 2010, in which the consideration is not at least 90% common stock that either (1) is listed on or immediately after such fundamental change will be listed on, a United States national securities exchange or (2) is approved, or immediately after such fundamental change will be approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, if you elect to convert your new notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such fundamental change until the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of new notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of the Company’s common stock in the fundamental change. If holders of the Company’s common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of the Company’s common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first column of the table below will be adjusted as of any date on which the conversion rate of the new notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the stock price and number of additional shares per $1,000 principal amount of new notes:

Effective Price	Effective Date
	6/15/2006	10/15/2006	4/15/2007	10/15/2007	4/15/2008	10/15/2008	4/15/2009	10/15/2009	4/15/2010
$7.55	21.7819	22.5768	23.7304	24.8535	25.9499	26.9239	27.7357	28.3444	30.5654
$8.00	18.5548	19.1934	20.1021	20.9758	21.7694	22.3714	22.7182	22.5700	23.1151
$9.00	13.0085	13.4103	13.9541	14.4166	14.7237	14.7854	14.4078	13.1390	9.2262
$10.00	9.1599	9.3985	9.6901	9.8807	9.9046	9.6619	8.9580	7.2467	0.0000
$11.00	6.4237	6.5580	6.6916	6.7180	6.5784	6.2039	5.3989	3.7224	0.0000
$12.00	4.4631	4.5290	4.5625	4.4987	4.3097	3.8761	3.1200	1.7365	0.0000
$13.00	3.0543	3.0783	3.0541	2.9594	2.7378	2.3439	1.6963	0.6909	0.0000
$14.00	2.0426	2.0431	1.9906	1.8830	1.6668	1.3272	0.8351	0.1947	0.0000
$15.00	1.3195	1.3089	1.2477	1.1416	0.9596	0.6928	0.3419	0.0185	0.0000
$16.00	0.8069	0.7939	0.7375	0.6430	0.4998	0.3072	0.0948	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $16.00 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

•	If the stock price is less than $7.55 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a new note exceed 132.4503 per $1,000 principal amount of new notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The receipt of the additional shares may be treated as a distribution subject to U.S. federal income tax as a dividend. See “—Material U.S. Federal Income Tax Considerations—Constructive Dividend.”

The enforceability of our obligation to deliver the additional shares upon a fundamental change could be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions in a Fundamental Change

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of any fundamental change, the new notes will be convertible into cash and shares of the Company’s common stock (if any and subject to our right to elect to pay the net share amount in cash) and, if applicable, reference property. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, new notes surrendered for conversion will be settled as follows:

•

If the last day of the applicable observation period related to new notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above by delivering the amount of cash and shares of the Company’s common stock, if any, (based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of the Company’s common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of the Company’s common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to new notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the transaction and (2) the third trading day immediately following the last day of the applicable observation period.

Optional Redemption by the Company

Beginning April 15, 2010, we may redeem the new notes, in whole or in part, for cash at a price of 100% of the principal amount. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding new notes are to be redeemed, the Trustee will select the new notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of your new notes is selected for partial redemption and you convert a portion of your new notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of the Holder

You have the right to require us to repurchase your new notes, in whole or in part, on April 15 of 2010, 2014 and 2019. We will be required to repurchase any outstanding new note for which you deliver a written repurchase notice to the paying agent, who will initially be the Trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days immediately preceding the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the new notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for new notes will be equal to 100% of the principal amount of the new notes to be repurchased.

Your right to require us to repurchase new notes is exercisable by delivering a written repurchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the second business day immediately preceding the repurchase date. The paying agent initially will be the Trustee.

The repurchase notice must state:

(1)	if certificated new notes have been issued, the new note certificate numbers (or, if your new notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of new notes to be repurchased which must be in $1,000 multiples; and

(3)	that the new notes are to be repurchased by us pursuant to the applicable provisions of the new notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn new notes;

•	if certificated new notes have been issued, the certificate numbers of the withdrawn new notes (or, if your new notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all new note holders not less than 20 business days prior to the repurchase date, at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law.

Payment of the repurchase price for a new note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the new note, together with necessary endorsements, to the paying agent at its office, at any time after delivery of the repurchase notice. Payment of the repurchase price for the new note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the new note. If the paying agent holds money sufficient to pay the repurchase price of the new note on the business day following the repurchase date, then, on and after the date:

•	the new note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the new note.

This will be the case whether or not book-entry transfer of the new note has been made or the new note has been delivered to the paying agent.

Our ability to repurchase new notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding new note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act. If required, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the new notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the new notes, you may require us to repurchase your new notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The new notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the new notes at a price equal to 100% of the principal amount of the new notes to be repurchased.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the Trustee a copy of the designated event notice. If you elect to require us to repurchase your new notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your repurchase notice and any new notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for new notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1)	if certificated new notes have been issued, the new note certificate numbers (or, if your new notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of new notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the new notes are to be repurchased by us pursuant to the applicable provisions of the new notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn new notes;

•	if certificated new notes have been issued, the certificate numbers of the withdrawn new notes (or, if your new notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a new note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the new note, together with necessary endorsements, to the paying agent at its office, at any time after delivery of the repurchase notice. Payment of the repurchase price for the new note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the new note. If the paying agent holds money sufficient to pay the repurchase price of the new note on the business day following the repurchase date, then, on and after the date:

•	the new note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the new note.

This will be the case whether or not book-entry transfer of the new note has been made or the new note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the common stock of the Company is exchanged for, converted into, acquired for, or constitutes solely, the right to receive consideration which is not all or substantially all common stock (or comparable equity security of a non-U.S. entity) that:

•	is listed on or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if the Company’s common stock (or other common stock into which the new notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq Stock Market.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act. If required, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the new notes.

These designated event repurchase rights could discourage a potential acquirer of the Company. However, this designated event repurchase feature is not the result of knowledge of the Company’s management of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by the management of the Company to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect the Company’s financial condition or business operations. Our obligation to offer to repurchase the new notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

The occurrence of certain events which would constitute a designated event would constitute a default under the Credit Agreement. In addition, the old notes include similar designated event provisions that would require the old notes to be repurchased upon a designated event. Future Senior Indebtedness of the Company may contain similar restrictions, provisions or prohibitions of certain events, which would constitute a designated event or require such Senior Indebtedness to be repurchased upon a designated event. Moreover, the exercise by the holders of their right to require the Company to repurchase the new notes could cause a default under such Senior Indebtedness, even if the designated event itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that the Company will have sufficient assets to satisfy its repurchase obligations under the new notes.

Ranking

The new notes will be unsecured obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company, including the 2025 notes, and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The new notes also will be effectively subordinated to any Secured Indebtedness of the Company and the subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness.

The Company currently conducts all of its operations through its subsidiaries. The new note guarantees will be unsecured obligations of the applicable new note guarantor, will be subordinated in right of payment to all existing and future Senior Indebtedness of such new note guarantor, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of such new note guarantor, including its guaranty of the 2025 notes, and will be senior in right of payment to all existing and future Subordinated Obligations of such new note guarantor. The new note guarantees also will be effectively subordinated to any Secured Indebtedness of the applicable new note guarantor to the extent of the value of the assets securing such Secured Indebtedness.

None of the Company’s existing and future foreign subsidiaries will guarantee the new notes other than foreign subsidiaries that guarantee any Indebtedness evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes. Creditors of such foreign subsidiaries, including trade creditors, and preferred stockholders (if any) of such foreign subsidiaries generally will have priority with respect to the assets and earnings of such foreign subsidiaries over the claims of our creditors, including holders of the new notes. The new notes, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred stockholders (if any) of the Company’s foreign subsidiaries.

As of March 31, 2006, the Company had outstanding:

(1)	$637.3 million of Senior Indebtedness of ON Semiconductor Corporation (on an unconsolidated basis), all of which was Secured Indebtedness;

(2)	$355.0 million of Senior Subordinated Indebtedness of ON Semiconductor Corporation (on an unconsolidated basis) (including the old notes);

(3)	no Indebtedness of the Company that is subordinated or junior in right of payment to the new notes;

(4)	$637.3 million of Senior Indebtedness, all of which was Secured Indebtedness, of the new note guarantors (all of which consists of guarantees and direct obligations under the indebtedness of ON Semiconductor Corporation);

(5)	$355.0 million of Senior Subordinated Indebtedness of the new note guarantors (all of which consists of guarantees under the old notes and the 2025 notes);

(6)	no Indebtedness of the new note guarantors that is subordinated or junior in right of payment to the new note guarantees; and

(7)	$733.9 million of total liabilities, including payables, of foreign subsidiaries that are not new note guarantors.

The Indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, that we can create, incur, assume or guarantee, nor does the Indenture limit the amount of Indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

Only Indebtedness of the Company that is Senior Indebtedness will rank senior in right of payment to the new notes. The new notes will rank pari passu in right of payment with all other Senior Subordinated Indebtedness of the Company, including the 2025 notes. The Company will not incur, directly or indirectly, any Indebtedness that is subordinated or junior in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior in right of payment to Secured Indebtedness merely because it is unsecured.

We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the new notes. The Trustee’s claims for these payments will generally be senior to those of the holders of the new notes in respect of all funds collected or held by the Trustee.

We may not pay principal or premium (if any), on the new notes, or otherwise repurchase, redeem or otherwise retire the new notes if:

(1)	any Designated Senior Indebtedness is not paid when due, or

(2)	any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms,

unless, in either case,

(x)	the default has been cured or waived and any such acceleration has been rescinded, or

(y)	such Designated Senior Indebtedness has been paid in full;

provided, however, that we may pay the new notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

During the continuance of any default (other than a default described in clause (1) or (2) above) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the new notes for a period (a

“Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (1) by written notice to the Trustee and the Company from the person or persons who gave such Blockage Notice, (2) by repayment in full of such Designated Senior Indebtedness, or (3) because no default with respect to any Designated Senior Indebtedness is continuing).

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the second preceding sentence), the Company may resume payments on the new notes after the end of such Payment Blockage Period, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and such Designated Senior Indebtedness has not been repaid in full.

Not more than one Blockage Notice may be given in any period of 360 consecutive days, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness (as defined below), the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company to its creditors upon a total or partial liquidation or a total or partial dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

(1)	the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of such Senior Indebtedness before the holders are entitled to receive any payment of principal on the new notes; and

(2)	until such Senior Indebtedness is paid in full, any payment or distribution to which holders would be entitled but for the subordination provisions of the Indenture will be made to the holders of such Senior Indebtedness as their interests may appear, except that holders may receive shares of stock and any debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the new notes; if a distribution is made to holders that due to the subordination provisions of the Indenture should not have been made to them, such holders will be required to hold it in trust for the holders of Senior Indebtedness of the Company, and pay it over to them as their interests may appear.

If payment of the new notes is accelerated because of an event of default, the Company or the Trustee (provided, that the Trustee shall have received written notice from the Company or a representative identifying the Designated Senior Indebtedness for which such representative is so designated, on which notice the Trustee shall be entitled to rely conclusively) shall promptly notify the holders of the Company’s Designated Senior Indebtedness (or their representative) of the acceleration. If any such Designated Senior Indebtedness is outstanding, the Company may not pay the new notes until five business days after such holders or the representative of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the new notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

By reason of the subordination provisions of the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the new notes, and creditors of the Company who are not holders of Senior Indebtedness or holders of Senior Subordinated Indebtedness (including the new notes) may recover less, ratably, than holders of Senior Indebtedness.

New Note Guarantees

Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC, and Semiconductor Components Industries International of Rhode Island, Inc. and certain future subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, will, jointly and severally, irrevocably and unconditionally guarantee on an unsecured senior subordinated basis full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, all obligations of the Company under the Indenture (including obligations to the Trustee) and the new notes, whether for payment of principal in respect of the new notes, expenses, indemnification or otherwise (all such obligations guaranteed by such new note guarantors being herein called the “Guaranteed Obligations”). Such new note guarantors will agree to pay, in addition to the amount stated above, any and all reasonable costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the new note guarantees. Each new note guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable new note guarantor without rendering the new note guarantee, as it relates to such new note guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a new note guarantee were to be rendered voidable, it could be subordinated by a court to all other Indebtedness (including guarantees and contingent liabilities) of the applicable new note guarantor, and, depending on the amount of such indebtedness, a new note guarantor’s liability in respect of its new note guarantee could be reduced to zero. The Indenture will provide that, so long as any new notes remain outstanding, if any subsidiary enters into or has an outstanding guarantee of any Indebtedness evidenced by any outstanding Designated Notes, the Company will cause such subsidiary to become a new note guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary will guarantee the payment of new notes. See “—Future New Note Guarantors” below.

Each new note guarantor that makes a payment under its new note guarantee will be entitled to a contribution from each other new note guarantor in an amount equal to such other new note guarantor’s pro rata portion of such payment based on the respective net assets of all new note guarantors at the time of such payment, as determined in accordance with GAAP.

The obligations of a new note guarantor under its new note guarantee are senior subordinated obligations. As such, the rights of holders to receive payment by a new note guarantor pursuant to its new note guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such new note guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the new notes apply equally to a new note guarantor and the obligations of such new note guarantor under its new note guarantee.

Each new note guarantee is a continuing guarantee and shall (1) remain in full force and effect until payment in full of all the Guaranteed Obligations or until released as described in the following paragraph, (2) be binding upon each new note guarantor and its successors and (3) inure to the benefit of, and be enforceable by, the Trustee, the holders and their successors, transferees and assigns. Each new note guarantee shall be a guarantee of payment and not of collection.

A new note guarantee as to any new note guarantor shall terminate and be of no further force or effect and such new note guarantor shall be deemed to be released from all obligations under its new note guarantee if such new note guarantor ceases to guarantee Indebtedness of the Company evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes. At the request of the Company, the

Trustee shall execute and deliver an appropriate instrument evidencing such release (in the form provided by the Company). Notwithstanding the foregoing, if the Credit Agreement so requires, any new note guarantor that has guaranteed Indebtedness under the Credit Agreement and is being released from its guarantee thereunder will be simultaneously released from its new note guarantee hereunder unless an event of default has occurred and is continuing.

Limitation on Liens

The Indenture will provide that the Company may not incur any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the new notes equally and ratably with (or on a senior basis to, in case of Indebtedness subordinated in right of payment to the new notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

Future New Note Guarantors

The Indenture will provide that, so long as any new notes remain outstanding, if any subsidiary of the Company enters into or has an outstanding guarantee of any Indebtedness evidenced by the Senior Subordinated Notes or, if no Senior Subordinated New Notes remain outstanding, by the Senior Secured New Notes, or if no Senior Secured New Notes remain outstanding, by any outstanding Designated New Notes, the Company will cause such subsidiary to become a new note guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary will guarantee the payment of new notes. Each new note guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that new note guarantor without rendering the new note guarantee, as it relates to such new note guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Merger and Sale of Assets

The Indenture will provide that the Company may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	the Company is the surviving person, or the resulting, surviving or transferee person, if other than the Company, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the Company under the new notes and the Indenture;

•	immediately after giving affect to such transaction (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture.

When such person assumes the obligations of the Company in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the new notes and the Indenture.

The Indenture will provide that the Company will not permit any new note guarantor to consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	in the case of any new note guarantor that is a domestic subsidiary, such new note guarantor is the surviving person, or the resulting, surviving or transferee person, if other than such new note guarantor, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the applicable new note guarantor, as the case may be, under the new note guarantee;

•	immediately after giving affect to such transaction (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture;

provided, however, that the foregoing shall not apply to any new note guarantor which ceases to guarantee any Indebtedness of the Company evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes.

Events or Default; Notice and Waiver

The following will be events of default under the Indenture:

(1)	we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the new notes whether or not prohibited by the provisions described under “—Ranking” above;

(2)	we fail to provide timely notice of a designated event;

(3)	the failure of the Company or any new note guarantor to comply with its obligations under the covenant described under “—Merger and Sale of Assets” above;

(4)	the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within the applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such failure continues for 10 days after receipt of the notice specified in the Indenture;

(5)	we fail to deliver the consideration payable upon conversion of the new notes within the time period required by the Indenture, and such failure continues for a period of 5 days after receipt of the notice specified in the Indenture;

(6)	the failure of the Company or any new note guarantor to perform or observe any of the other covenants in the Indenture for 60 days after notice;

(7)	the failure by the Company or any new note guarantor to perform or observe any of the covenants described under “—Limitation on Liens” and “—Future New Note Guarantors” above for 30 days after notice (in each case, other than a failure to provide timely notice of a designated event);

(8)	certain events involving the bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary;

(9)	with respect to any judgment of money in excess of $25 million or its foreign currency equivalent against the Company or any Restricted Subsidiary:

(a)	the commencement of an enforcement proceeding thereon by any creditor if such judgment or decree is final and nonappealable and the failure by the Company or such Restricted Subsidiary, as applicable, to stay such proceeding within 10 days thereafter or

(b)	the failure of the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days following such judgment or decree without being paid, discharged, waived or stayed; or

(10)	any new note guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms hereof) or any Significant Subsidiary that is a new note guarantor or person acting by or on behalf of such Significant Subsidiary denies or disaffirms such Significant Subsidiary’s obligations under the Indenture or any new note guarantee and such default continues for 10 days after receipt of the notice specified in the Indenture.

The Trustee may withhold notice to the holders of the new notes of any default, except defaults in payment of principal on the new notes, if the Trustee considers it to be in the interest of the holders of the new notes to withhold this notice.

If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding new notes may declare the principal on the outstanding new notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal on the new notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding new notes may waive these past defaults.

Payments of principal on the new notes that are not made when due will accrue interest at an annual rate of 1% from the required payment date.

The holders of a majority of outstanding new notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.

No holder of the new notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal on the new notes, unless:

•	the holder has given the Trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding new notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the new notes;

•	the holder or holders have offered reasonable security or indemnity to the Trustee against any costs, liability or expense of the Trustee; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding new notes is required to modify or amend the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding new note if it would:

•	extend the fixed maturity of any new note;

•	reduce the principal amount or premium of any new note or change the time at which any new note may be redeemed as described under “—Optional Redemption by the Company”;

•	reduce any amount payable upon redemption or repurchase of any new note;

•	adversely change our obligation to repurchase any new note at the option of a holder or upon a designated event;

•	impair the right of a holder to receive payment of principal of such holder’s new notes on or after the due dates therefor or to institute suit for payment on any new note;

•	change the currency in which any new note is payable;

•	make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder;

•	impair the right of a holder to convert any new note or reduce the amount of consideration receivable upon conversion;

•	reduce the quorum or voting requirements under the Indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the Indenture;

•	modify the new note guarantees in a manner adverse to the holders;

•	subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•	reduce the percentage of new notes required for consent to any modification of the Indenture.

We are permitted to modify certain provisions of the Indenture without the consent of the holders of the new notes.

Form, Denomination and Registration

The new notes will be issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global New Note, Book-Entry Form

New Notes will be evidenced by one or more global new notes. We will deposit the global new note or new notes with DTC and register the global new notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global new note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global new note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global new note to such persons may be limited.

Beneficial interests in a global new note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global new note, Cede & Co. for all purposes will be considered the sole holder of such global new note. Except as provided below, owners of beneficial interests in a global new note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global new note.

We will pay the redemption price and the repurchase price of a global new note to Cede & Co., as the registered owner of the global new note, by wire transfer of immediately available funds on each redemption or repurchase date, as the case may be. Neither we, the Trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global new note: or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the Trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of new notes, including the presentation of new notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global new note are credited, and only in respect of the principal amount of the new notes represented by the global new note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as in effect from time to time; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global new note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue new notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the new notes shall have been accelerated in accordance with the terms of the new notes and any holder shall have requested in writing the issuance of definitive certificated new notes; or

•	we have determined in our sole discretion that new notes shall no longer be represented by global new notes.

Information Concerning the Trustee

We have appointed Wells Fargo Bank, N.A., the Trustee under the Indenture, as paying agent, conversion agent, new note registrar and custodian for the new notes. The Trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with us. However, if the Trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the new notes, the Trustee must eliminate such conflict or resign.

Governing Law

The new notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the number of years obtained by dividing (a) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (b) the then-outstanding sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Semiconductor Components Industries, LLC whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement.

“business day” means any day which is not a legal holiday in New York state.

“Capital Stock” means any and all shares, partnership, membership or other interests, participations or other equivalents of or interests in (however designated) equity of any person, including any Preferred Stock (but excluding any debt securities convertible into such equity) and any rights to purchase, warrants, options or similar interests with respect to the foregoing.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of August 4, 1999, as amended and restated as of November 25, 2003, and as further amended on January 16, 2004 and March 30, 2004, as amended and restated as of December 23, 2004 and as further amended on November 4, 2005, as amended and restated as of February 6, 2006 and as further amended as of March 3, 2006 among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, as borrower, the lenders party hereto, and JPMorgan Chase Bank as administrative agent, collateral agent and syndication agent including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, new notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party.

“Designated Notes” means (a) the old notes and (b) any other indebtedness of the Company for borrowed money that (i) is in the form of, or represented by, bonds, new notes, debentures or other securities (other than promissory new notes or similar evidence of indebtedness under bank loans, reimbursement agreements or receivables facilities) or any guarantee thereof and (ii) is, or may be, quoted, listed or purchased and sold on any stock exchange, automated securities trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Designated Senior Indebtedness” means (a) the Bank Indebtedness and (b) any other Senior Indebtedness of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated by the Company, in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture. “Designated Senior Indebtedness” of a new note guarantor has a correlative meaning.

“Disqualified Stock” means with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (b) is convertible or exchangeable for Indebtedness or Disqualified Stock or (c) is redeemable at the option of the holder thereof, in whole or in part, in the case of clauses (a), (b) and (c) on or prior to 90 days after the Stated Maturity of the new notes; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the new notes shall be deemed Disqualified Stock; provided further, however, that Capital Stock issued to any plan for the benefit of employees shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

“Fair Market Value” means with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For all purposes of this offer to exchange, Fair Market Value will be determined in good faith by the board of directors, whose determination will be conclusive and evidenced by a resolution of the board of directors.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in (a) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (b) statements and pronouncements of the Financial Accounting Standards Board, (c) such other statements by such other entities as approved by a significant segment of the accounting profession and (d) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Securities and Exchange Commission. All ratios and computations based on GAAP contained in this offer to exchange shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any person Guaranteeing any Indebtedness.

“Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement or Currency Agreement.

“Indebtedness” means with respect to any person on any date of determination, without duplication, the following items if and to the extent that any of them (other than items specified under clauses (3), (8), (9) and (10) below) would appear as a liability or, in the case of clause (6) only, preferred stock on the balance sheet of such person, prepared in accordance with GAAP, on such date:

(1)	the principal amount of and premium (if any) in respect of indebtedness of such person for borrowed money;

(2)	the principal amount of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, new notes or other similar instruments;

(3)	all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto but excluding obligations in respect of letters of credit issued in respect of trade payables);

(4)	all obligations of such person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than twelve months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5)	all Capitalized Lease Obligations and all certain debt attributable to sale and leaseback transactions of such person;

(6)	the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary of such person, any preferred stock (but excluding, in each case, any accrued dividends);

(7)	all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of Indebtedness of such person shall be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other persons;

(8)	all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges and other similar agreements;

(9)	all obligations of such person in respect of a receivables facility; and

(10)	all obligations of the type referred to in clauses (1) through (9) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee.

The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above, at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount of such Indebtedness less the remaining unaccreted portion of the original issue discount of such Indebtedness at such time, as determined in accordance with GAAP.

“Interest Rate Agreement” means with respect to any person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such person is party.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Preferred Stock”, as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a person that is not a Restricted Subsidiary pursuant to arrangements customary in the industry.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that (a) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (b) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (c) such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced and (d) if the Indebtedness being refinanced is subordinated in right of payment to the new notes, such Refinancing Indebtedness is subordinated in right of payment to the new notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (i) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (ii) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Subsidiary” means any subsidiary of the Company that is a “Restricted Subsidiary” under any Designated New Notes.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a new note guarantor has a correlative meaning.

“Senior Indebtedness” of the Company means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company whether outstanding on the date of the Indenture or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the new notes or such new note guarantor’s guarantee; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of the Company to any subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by the Company;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness or obligation of the Company (and any accrued and unpaid interest in respect thereof) that by its terms is subordinated or junior in right of payment to any other Indebtedness or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations; or

(5)	any obligations with respect to capital stock.

“Senior Indebtedness” of a new note guarantor has a correlative meaning.

“Senior Subordinated Indebtedness” means the new notes, the old notes, the 2025 notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the new notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of a new note guarantor has a correlative meaning.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the new notes pursuant to a written agreement. “Subordinated Obligation” of a new note guarantor has a correlative meaning.

“Trade Payables” means, with respect to any person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such person arising in the ordinary course of business in connection with the acquisition of goods or services.

“trading day” means (x) if the applicable security is quoted on the Nasdaq Stock Market, a day on which trades may be made thereon or (y) if the applicable security is listed or admitted for trading on the American Stock Exchange, New York Stock Exchange or another national securities exchange, a day on which the American Stock Exchange, New York Stock Exchange or another national securities exchange is open for business or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Unrestricted Subsidiary” means any subsidiary of the Company that is an “Unrestricted Subsidiary” under the Senior Subordinated Note Indenture, or any other new notes, debentures, bonds or other similar instruments.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 600,000,000 shares of common stock, par value $.01 each. At June 9, 2006, we had outstanding 324,538,965 shares of common stock and had reserved for future issuance approximately 51.3 million shares of common stock (including shares underlying options that are outstanding) with respect to our various employee benefit plans and approximately 43.1 million shares of common stock for issuance upon conversion of the old notes and the 2025 notes.

Holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor Corporation after the satisfaction in full of the liquidation preferences of holders of shares of preferred stock then outstanding, if any, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences of the Offer and of purchasing, holding and selling the new notes and, where noted, our common stock as of the date hereof. This summary deals only with holders that participate in the Offer and hold such new notes as capital assets. In addition, it does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, tax-exempt entities, insurance companies, dealers in securities or foreign currencies, persons that will hold notes or common stock received pursuant to conversion of the notes as part of a hedge or as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Further, we do not address the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes or our common stock.

We have not sought and will not seek any ruling from the IRS regarding the tax consequences of the Offer or the ownership and disposition of the new notes or any common stock into which the new notes may be convertible. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. Accordingly, each holder should consult its own tax advisor with regard to the Offer and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

A “U.S. holder” means a beneficial owner of a new note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the new notes. A “non-U.S. holder” is a person that is a beneficial owner of our new notes that is a non-resident alien individual or a foreign corporation.

CONSEQUENCES OF THE OFFER

Exchanging Holders

Under general principles of U.S. federal income tax law, the exchange of a new debt instrument for an existing debt instrument is an exchange upon which gain or loss is realized if the new debt instrument differs materially either in kind or in extent from the existing debt instrument. The exchange of a new debt instrument for an existing debt instrument is analyzed as if the exchange were a modification of the existing debt instrument. If the exchange does not represent a “significant modification” of the existing debt instrument, as described in Treasury regulation section 1.1001-3, it will not be a taxable exchange under section 1001 of the Code.

It is unclear whether the exchange of the old notes for the new notes will be treated as a significant modification of the terms of the old notes for U.S. federal income tax purposes. We believe that the differences between the terms of the old notes and the new notes should not be considered economically significant and, as a result, we intend to take the position that the exchange of the old notes for the new notes is not a significant modification of the old notes and, as such, does not constitute an exchange of the notes for U.S. federal income tax purposes, and will treat the new notes (with their modified terms) as a continuation of the old notes. Assuming the exchange of the old notes for the new notes does not constitute a significant modification of the terms of the old notes, a holder will not recognize any gain or loss as a result of the exchange, but the receipt of the Exchange Fee will constitute ordinary income to the holder as described below. A holder’s tax basis and holding period in the new notes will be the same as the holder’s tax basis and holding period in the old notes exchanged therefor.

If, however, the exchange constitutes a significant modification of the old notes, the tax consequences of the exchange will depend on whether the notes are considered “securities” for U.S. federal income tax purposes. Whether a debt instrument constitutes a security depends on a variety of factors, including the term of the instrument. The notes should be considered “securities” for U.S. federal income tax purposes and, as such, if the exchange of the notes constitutes a significant modification of the old notes, the exchange would be treated as a non-taxable recapitalization and a holder would not recognize any gain or loss as a result of the exchange. A holder generally would have the same tax basis and holding period in the new notes as the holder had in the old notes exchanged therefor.

Tax Treatment of the Exchange Fee

We intend to treat the payment of the Exchange Fee to a U.S. Holder as taxable as ordinary income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for tax purposes.

Non-exchanging holders

Holders who do not exchange their old notes for the new notes in the Offer will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Offer. Non-exchanging holders will continue to have the same tax basis and holding period in their old notes as they had prior to the Offer.

Backup Withholding

A U.S. Holder may be subject to backup withholding with respect to the Exchange Fee unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Foreign Holders

Beneficial owners who are not “United States persons” (within the meaning of Code Section 7701(a)(30)) are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax exemption and refund procedures.

THE NEW NOTES

U.S. Holders

This section applies to you if you are a U.S. holder.

Payments of Interest

The new notes will not accrue or pay any interest. U.S. Holders will therefore not include any amounts of interest as ordinary income.

Market Discount

If you purchase a new note at a price that is lower than the note’s principal amount, by 0.25% or more of the principal amount, multiplied by the number of remaining whole years to maturity, the new note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the new note generally will be treated as ordinary income to the extent of the market discount that accrued on the new note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or maintained to purchase or carry the new note. In general, market discount will be treated as accruing ratably over the term of the new note, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the new note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service.

Sale, Redemption or Repurchase of the New Notes

Except as set out below under “Conversion of the New Notes,” the sale, redemption or repurchase of a new note will cause you to recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received, and (ii) your adjusted tax basis in the new note. Initially, your tax basis in a new note generally will equal the cost of the note to you. Your basis will increase by any amounts that you elected to include in income under the rules governing market discount. Except as described above under “Market Discount,” gain or loss realized by a U.S. holder generally will be long-term capital gain or loss if, at the time of the disposition, the new notes have been held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the New Notes

If you convert the new notes and receive only cash, your gain or loss will be the same as if you disposed of the new notes in a taxable disposition, as described above under “Sale, Redemption or Repurchase of the New Notes.”

If you receive a combination of cash and our common stock upon conversion of a new note, we believe it is likely that the conversion will be treated as a recapitalization. In a recapitalization, you would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in lieu of a fractional share of common stock) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash you receive (other than in lieu of a fractional share) plus the fair market value of common stock you receive, over your adjusted tax basis in the note. Any such gain should be treated as ordinary income to the extent described above under “Market Discount.” To the extent the amount of accrued market discount, as described above under “Market Discount,” exceeds the amount of recognized gain, the stock received in the conversion will be treated as bearing market discount equal to the excess. Your aggregate tax basis in common stock received will be the same as your basis in the note at the time of conversion, reduced by the amount of any cash received and increased by the amount of gain, if any, recognized. Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share), except to the extent of the accrued market discount, if any, attributable to such fractional shares.

Alternatively there is a possibility that the conversion could be treated as a partial taxable sale of the new note and a partial tax-free conversion of the new note. You should consult your tax advisor regarding the U.S. federal income tax consequences to you of the receipt of both cash and common stock upon conversion of a new note.

In each case described above, your holding period for the common stock received will include your holding period for the new note converted.

If you convert the new notes and receive cash and reference property, as described above under “Description of New Notes—Conversion of New Notes—Treatment of Reference Property,” the conversion will generally be treated as a taxable disposition, but alternative treatment is possible depending on the nature of the reference property. You should consult your own tax advisor regarding the appropriate tax treatment of the receipt of reference property.

Constructive Distributions

The conversion price of the new notes will be adjusted in certain circumstances. See the discussion under “Description of New Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the New Notes—Conversion of New Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change” above. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you, whether or not you ever exercise your conversion privilege. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. In particular, any adjustment in the conversion rate to compensate U.S. holders of new notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to the U.S. holders, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Any deemed dividend would not be eligible for the dividends received deduction or for preferential rates applicable to certain non-corporate U.S. holders in respect of certain dividends. In certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to holders of our common stock. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock

In general, distributions with respect to our common stock received upon the conversion of a new note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will generally qualify for a reduced rate of taxation (currently effective for tax years through 2008) if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a new note, except to the extent described under “Market Discount” and “Conversion of the New Notes.” This capital gain or loss will equal the difference between the amount realized and your tax basis in our common stock. Your basis in common stock received in a conversion will be determined as described under “Conversion of the New Notes” above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This section applies to you if you are a non-U.S. holder.

Payments on the New Notes

Subject to the discussion below concerning backup withholding, principal payments will not be subject to U.S. federal withholding tax if each of the following conditions has been satisfied:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Sale, Exchange or Other Disposition of the New Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of new notes or common stock, unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	in the case of a non-U.S. holder that is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. income tax purposes at any time during the five-year period preceding such sale or other disposition. We believe that we have not been and are not currently a U.S. real property holding corporation, and we do not expect to become one in the future based on anticipated business operations.

Dividends

Dividends (including deemed dividends on the notes described above under “U.S. Holders—Constructive Distributions”) paid to you on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty.

Backup Withholding and Information Reporting

Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes, dividends on our common stock and the proceeds from a sale or other disposition of the notes or our common stock. You may be subject to U.S. backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

The exchange agent for the exchange offer is:

Wells Fargo Bank, National Association

By Registered and Certified Mail	By Overnight Courier or Regular Mail:	By Hand Delivery
Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	608 2nd Avenue South
P.O. Box 1517	6th & Marquette Avenue	Northstar East Building—12th Floor
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

Requests for assistance regarding the procedures for tendering old notes and requests for additional copies of this exchange circular and letter of transmittal may be directed to the information agent at its address or telephone numbers set forth below. The exchange agent and the information agent will answer questions with respect to the exchange offer solely by reference to the terms of this exchange circular.

The Information Agent for the Exchange Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers call Collect: (212) 440-9800

All Others Call Toll-Free: (866) 767-8989